Form 10KSB, Exhibit 13
period 1997-09-30
LONDON FINANCIAL CORP
filed 1997-12-23
CIK 1004961

Dear Shareholder,

     It is with a great deal of pleasure that I present London Financial Corporation's Annual Report to Shareholders for the fiscal year ending September 30, 1997.

     Net earnings for fiscal 1997 totaled a record $385,000, or $.81 per share, representing an increase of $161,000, or 72%, over the $224,000 of net earnings reported in fiscal 1996. The growth in fiscal 1997 earnings resulted primarily from a solid $100,000, or 7.9%, increase in net interest income and a $127,000 reduction in general, administrative and other expenses, which were partially offset by a $102,000 increase in the provision for federal income taxes.

     The value of your investment in London Financial increased during fiscal 1997 as well. Specifically, the price of our common shares increased by 40% during the current fiscal year. Moreover, our shares continued to trade at $15.25 per share on December 5, 1997, notwithstanding prior payment of a $5.00 return of capital distribution. This $5.00 distribution, coupled with the capital appreciation of $4.00 per share since September 1996, represents growth of 90% in the value of your investment over the last fourteen months.

     Our primary goals for fiscal 1998 are far simpler. We wish to continue to grow your franchise while maintaining an acceptable level of profitability. Additionally, we will carefully monitor and manage our capital levels so as to strive to maximize our return on equity.

     As we enter fiscal 1998 with a great deal of enthusiasm and optimism, please be assured that we are totally committed to enhancing the value of your investment in London Financial Corporation. On behalf of all the officers, directors and employees, we wish to thank you for your support during the past year and look forward to your continued support in the future.

Very truly yours,

LONDON FINANCIAL CORPORATION


John J. Bodle
President

                    BUSINESS OF LONDON FINANCIAL CORPORATION

===============================================================================

London Financial Corporation ("LFC" or the "Company"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Citizens Loan & Savings Company ("Citizens"), a savings and loan association incorporated under the laws of the State of Ohio. In March 1996, LFC acquired all of the common shares issued by Citizens upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, LFC's activities have been limited primarily to holding the common shares of Citizens.

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


                              MARKET PRICE OF LFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
===============================================================================

===============================================================================

There were 510,160 of LFC's common shares outstanding on September 30, 1997, and held of record by approximately 191 shareholders. Price information with respect to LFC's common shares is quoted on The Nasdaq SmallCap Market ("Nasdaq") under the symbol "LONF". The table below sets forth the high and low bid prices for the common shares of London Financial Corporation, together with the dividends declared per share, for each quarter of fiscal 1997 and the two full quarters of fiscal 1996 during which LFC's shares were publicly traded. Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                            Cash dividends
                               High Bid        Low Bid            declared
Fiscal 1996
  Quarter ended:
    June 30, 1996                $11.37         $ 9.75               $   -
    September 30, 1996            11.25          10.00                 .06

Fiscal 1997
  Quarter ended:
    December 31, 1996             14.67          11.00                 .06
    March 31, 1997                18.00          14.00                 .06
    June 30, 1997                 17.50          14.63                 .06
    September 30, 1997            15.75          14.75                 .06

Dividends are subject to determination and declaration by the Board of Directors of LFC, which takes into account LFC's financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors which affect the payment of dividends.

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

===============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding LFC at the dates and for the periods indicated.

                                                                     At September 30,
Selected financial condition                 1997         1996         1995         1994         1993
  and other data:                                                (Dollars in thousands)

Total amount of:
Assets .................................  $38,210      $36,817      $34,152      $31,737      $30,961
Cash and due from banks                       322          319          835          851          531
Interest-bearing time deposits
  in other financial institutions ......    3,342        2,324        2,009        1,705        3,007
Investment securities (1) ..............      655        2,220          500          500          502
Mortgage-backed securities .............    3,586        4,032        2,009        2,182        1,492
Loans receivable - net .................   29,465       27,031       27,972       25,663       24,622
Deposits ...............................   29,951       28,195       30,594       28,324       27,792
FHLB advances ..........................      300          300          300          300          300
Shareholders' equity (2) ...............    7,604        7,907        3,224        3,080        2,835


                                                                  Year ended September 30,
Summary of earnings:                           1997         1996         1995         1994         1993
                                                                     (In thousands)

Interest income ........................     $2,832       $2,769       $2,334       $2,164       $2,339
Interest expense .......................      1,468        1,505        1,396        1,131        1,195
                                              -----        -----        -----        -----        -----
Net interest income ....................      1,364        1,264          938        1,033        1,144
Provision for loan losses ..............         -            -            -            13           18
                                              -----        -----        -----      -------      -------

Net interest income after
 provision for loan losses .............      1,364        1,264          938        1,020        1,126
Other income ...........................        107           71           74           70           66
General, administrative and other
  expense ..............................        887        1,014          792          722          678
                                             ------        -----       ------       ------       ------
Earnings before income taxes ...........        584          321          220          368          514
Federal income taxes ...................        199           97           77          122          168
                                             ------      -------      -------       ------       ------

Net earnings ...........................    $   385      $   224      $   143      $   246      $   346
                                             ======       ======       ======       ======       ======
----------------------

(1)      Includes securities designated as available for sale.

(2) Consisted solely of retained earnings at September 30, 1993 through 1995, inclusive.

                              SELECTED CONSOLIDATED
                FINANCIAL INFORMATION AND OTHER DATA (CONTINUED)

===============================================================================


Selected financial ratios:                                          At September 30,
                                                1997         1996         1995        1994          1993
Performance ratios:
Return on average assets ...................    1.01%        0.62%        0.44%        0.79%        1.18%
Return on average equity ...................    5.15         4.36         4.51         8.24        12.79
Interest rate spread .......................    2.90         3.06         2.62         3.19         3.80
Net interest margin ........................    3.77         3.67         2.95         3.44         4.06
General, administrative and
  other expense to average assets ..........    2.33         2.80         2.42         2.31         2.31
Average equity to average assets ...........   19.67        14.21         9.68         9.56         9.22
Asset quality ratios:
Nonperforming assets to total assets .......    0.70         0.71         0.13         0.24         0.21
Nonperforming loans to total loans .........    0.87         0.90         0.15         0.27         0.25
Allowance for loan losses to total
  loans ....................................    0.60         0.65         0.65         0.70         0.69
Allowance for loan losses to
  nonperforming loans ......................   69.78        71.65       422.22       254.67       269.70
Net charge-offs to average loans ...........      -          0.01           -            -            -
Average interest-earning assets to
  average interest-bearing liabilities .....  121.39       113.83       107.52       106.54       106.06


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

                                     GENERAL
 ------------------------------------------------------------------------------

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

Without limiting the generality of the foregoing, some of the statements in the referenced sections of this discussion and analysis are forward looking and are, therefore, subject to such risks and uncertainties:

                  1. Management's determination of the amount of the allowance for loan losses as set forth under "Financial Condition," "Comparison of Results of Operation for the Years Ended September 30, 1997 and 1996" and "Comparison of Results of Operations for the Years Ended September 30, 1996 and 1995;"

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


                  DISCUSSION OF CHANGES IN FINANCIAL CONDITION
                  FROM SEPTEMBER 30, 1996 TO SEPTEMBER 30, 1997
 ------------------------------------------------------------------------------

The Company's consolidated total assets amounted to $38.2 million at September 30, 1997, an increase of $1.4 million, or 3.8%, over the $36.8 million in total assets at September 30, 1996. The increase in assets was funded primarily by a $1.8 million increase in deposits, which was partially offset by a decline of $303,000 in shareholders' equity.

Cash and cash equivalents and investment securities totaled $4.3 million at September 30, 1997, a decrease of $544,000, or 11.2%, from September 30, 1996 levels. During the fiscal year ended September 30, 1997, $1.5 million of investment securities matured, which consisted primarily of intermediate-term U.S. Government and agency obligations. Corporate equity securities totaling $145,000 were sold, resulting in a gain of $40,000 during fiscal 1997.

Mortgage-backed securities totaled $3.6 million at September 30, 1997, a decrease of $446,000 from September 30, 1996, levels. The decrease resulted primarily from principal repayments of $439,000. The Company's mortgage-backed securities portfolio consists of adjustable-rate mortgage-backed securities bearing interest at rates ranging from 6.13% to 6.50% at September 30, 1997.

Loans receivable totaled $29.5 million at September 30, 1997, an increase of $2.4 million, or 9.0%, over the $27.0 million total at September 30, 1996. During fiscal 1997, loan disbursements amounted to $7.8 million, which were partially offset by principal repayments of $5.4 million. Growth in the loan portfolio consisted primarily of loans secured by one- to four-family residential real estate, which increased by $1.7 million, or 7.7%, and loans secured by multi-family residential real estate, which increased by $413,000, or 160.1%.

Citizens' allowance for loan losses totaled $187,000 at September 30, 1997 and 1996, which represented 0.60% and 0.65% of total loans and 69.78% and 71.65% of nonperforming loans, respectively. Nonperforming loans amounted to $268,000 and $261,000 at September 30, 1997 and 1996, respectively, representing 0.7% of total assets at each of those dates. Although management believes that its allowance for loan losses at September 30, 1997, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Deposits totaled $30.0 million at September 30, 1997, an increase of $1.8 million, or 6.2%, over the $28.2 million total at September 30, 1996. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies.

The increase in deposits consisted of a $367,000, or 4.0%, increase in transaction accounts and a $1.4 million, or 7.3%, increase in certificates of deposit.

Shareholders' equity totaled $7.6 million at September 30, 1997, a $303,000, or 3.8%, decrease from 1996 levels. The decrease resulted primarily from a $282,000 purchase of treasury shares, a $315,000 purchase of shares to fund a stock benefit plan and cash dividends of $118,000, which were partially offset by net earnings of $385,000.


                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996
 ------------------------------------------------------------------------------

General. Net earnings for the fiscal year ended September 30, 1997, amounted to $385,000, an increase of $161,000, or 71.9%, over the $224,000 in net earnings recorded in fiscal 1996. The increase in net earnings resulted primarily from a $127,000 decline in general administrative and other expense, including a one-time charge to recapitalize the Savings Association Insurance Fund ("SAIF") totaling $193,000 which was recorded in fiscal 1996, coupled with a $100,000 increase in net interest income and a $36,000 increase in other income, which were partially offset by a $102,000 increase in the provision for federal income taxes.

Net Interest Income. Net interest income totaled $1.4 million for the fiscal year ended September 30, 1997, an increase of $100,000, or 7.9%, over the $1.3 million recorded in fiscal 1996. Interest income on loans during fiscal 1997, increased by $4,000, or .2%, over fiscal 1996 levels, resulting from the combination of a $1.1 million increase in the weighted-average balance of loans outstanding and a decrease of 30 basis points (100 basis points equals one percent) in the average yield, to 8.32%. Interest income on mortgage-backed securities increased by $95,000, or 69.3%, due primarily to a $1.2 million, or 44.4%, increase in the weighted-average balance of mortgage-backed securities outstanding, coupled with an increase in the weighted-average yield year to year, from 5.23% in fiscal 1996 to 6.13% in fiscal 1997. Interest income on investment securities and interest-bearing deposits decreased by $36,000, or 14.1%, for the fiscal year ended September 30, 1997, compared to fiscal 1996, as the weighted-average balance decreased by $490,000 year to year, due to maturities and sales, and the related yield decreased by 17 basis points, to 5.84% in fiscal 1997.

Interest expense on deposits decreased by $51,000, or 3.5%, during fiscal 1997, compared to fiscal 1996, due primarily to a decline of 5 basis points in the weighted-average cost of deposits, from 4.93% in fiscal 1996 to 4.88% in fiscal 1997, coupled with a $693,000 decrease in the weighted-average balance of deposits outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $100,000, or 7.9%, during fiscal 1997, as compared to fiscal 1996. The interest rate spread decreased by 16 basis points, to 2.90% for fiscal 1997, as compared to 3.06% for fiscal 1996, while the net interest margin increased by 10 basis points, to 3.77% for the fiscal year ended September 30, 1997.

Provision for Loan Losses. Citizens maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate during the fiscal year ended September 30, 1997, and therefore a provision for loan losses was not deemed necessary. There can be no assurance that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $107,000 for the fiscal year ended September 30, 1997, an increase of $36,000, or 50.7%, over the $71,000 recorded in fiscal 1996. The increase resulted primarily from the $40,000 gain recorded in connection with the sale of investment securities designated as available for sale.

General, Administrative and Other Expense. General, administrative and other expense decreased by $127,000, or 12.5%, to a total of $887,000 for the fiscal year ended September 30, 1997, as compared to fiscal 1996. The decrease resulted primarily from a $193,000 charge recorded as a result of legislation enacted to recapitalize the SAIF during fiscal 1996, which was partially offset by a $20,000, or 4.7%, increase in employee compensation and benefits and a $44,000, or 25.9%, increase in other operating expenses. The increase in employee compensation and benefits resulted primarily from costs associated with the stock benefit plans of LFC and normal merit increases for existing employees. The increase in other operating expense was due primarily to professional fees, printing and other expenses related to the reporting requirements of a public stock company.

Federal Income Taxes. The provision for federal income taxes totaled $199,000 for the fiscal year ended September 30, 1997, an increase of $102,000, or 105.2%, over the $97,000 provision recorded in fiscal 1996. The increase resulted primarily from an increase of $263,000, or 81.9%, in pretax earnings year to year. Citizens' effective tax rates were 34.1% and 30.2% for the fiscal years ended September 30, 1997 and 1996, respectively.


                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995
 ------------------------------------------------------------------------------

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

Net Interest Income. Net interest income totaled $1.3 million for the fiscal year ended September 30, 1996, an increase of $326,000, or 34.8%, over the $938,000 recorded in fiscal 1995. Interest income on loans increased by $284,000, or 13.6%, during fiscal 1996, due primarily to a 90 basis point increase in yield, from 7.72% in fiscal 1995 to 8.62% in fiscal 1996, coupled with a $473,000 increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities increased by $38,000, or 38.4%, due primarily to a $527,000, or 25.2%, increase in the weighted-average balance of mortgage-backed securities outstanding, coupled with an increase in the weighted-average yield year to year, from 4.73% in fiscal 1995 to 5.23% in fiscal 1996. Interest income on investment securities and interest-bearing deposits increased by $113,000, or 79.6%, for the fiscal year ended September 30, 1996, compared to fiscal 1995, as the weighted-average balance increased by $1.7 million year to year and the related yield increased by 46 basis points to 6.01% in fiscal 1996.

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

Provision for Loan Losses. Based on management's review of Citizens' loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, Citizens made no provision for loan losses for the fiscal years ended September 30, 1996 and 1995.

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


                                                                                          Year ended September 30,
                                                                 1997                                          1996
                                      --------------------------------------------------       -------------------------------
                                         Weighted          Average   Interest    Average         Average   Interest    Average
                                   average yield at    outstanding    earned/     yield/     outstanding    earned/     yield/
                                    September 30, 1997     balance       paid       rate         balance       paid       rate
                                                                           (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions .................. 4.79%         $  2,562    $   161         6.28%     $  3,278    $   202        6.16%
Investment securities ..................... 6.13             1,188         58         4.88           962         53        5.51
Mortgage-backed securities ................ 6.30             3,782        232         6.13         2,620        137        5.23
Loans receivable(1) ....................... 8.28            28,618      2,381         8.32        27,567      2,377        8.62
                                                            ------      -----     --------        ------      -----    --------
     Total interest-earning assets ......................   36,150      2,832         7.83        34,427      2,769        8.04

Non-interest-earning assets .............................    1,870                                 1,732
                                                           -------                               -------

     Total assets .......................................  $38,020                               $36,159
                                                            ======                                ======

Interest-bearing liabilities:
NOW accounts .............................. 2.27          $  3,450         65         1.88      $  3,045         61        2.00
Money market accounts ..................... 2.71               233          6         2.58           333          9        2.70
Passbook savings accounts ................. 3.00             5,843        177         3.03         6,297        188        2.99
Certificates of deposit ................... 5.92            19,724      1,178         5.97        20,268      1,219        6.01
                                                            ------      -----     --------        ------      -----    --------
     Total deposits ....................... 4.92            29,250      1,426         4.88        29,943      1,477        4.93
FHLB advances ............................. 9.25               531         42         7.91           300         28        9.25
                                                          --------    -------     --------      --------    -------    --------
    Total interest-bearing liabilities .... 4.96            29,781      1,468         4.93        30,243      1,505        4.98
                                                                        -----     --------                    -----    --------

Non-interest-bearing liabilities .......................       761                                   778
                                                          --------                              --------

     Total liabilities .................................    30,542                                31,021

Shareholders' equity(2) ................................     7,478                                 5,138
                                                           -------                               -------

     Total liabilities and
       shareholders' equity ............................   $38,020                               $36,159
                                                            ======                                ======

Net interest income .................................................. $1,364                                $1,264
                                                                        =====                                 =====
Interest rate spread ...........................................................      2.90%                                3.06%
                                                                                  ========                             ========
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets) .....................................................      3.77%                                3.67%
                                                                                  ========                             ========
Average interest-earning assets to
  average interest-bearing liabilities .........................................  121.39%                              113.83%
                                                                                  ======                               ======



                                                           1995
                                          ------------------------------------
                                             Average   Interest    Average
                                         outstanding    earned/     yield/
                                             balance       paid       rate
                                                 (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions ................   $  1,827   $     99        5.42%
Investment securities .....................      730         43        5.89
Mortgage-backed securities ................    2,093         99        4.73
Loans receivable(1) .......................   27,094      2,093        7.72
                                              ------      -----    --------
     Total interest-earning assets .......... 31,744      2,334        7.35

Non-interest-earning assets .................    980
                                            --------

     Total assets .........................  $32,724
                                              ======

Interest-bearing liabilities:
NOW accounts .............................. $  2,713         56        2.06
Money market accounts .....................      425         12        2.82
Passbook savings accounts .................    6,594        206        3.12
Certificates of deposit ...................   19,491      1,094        5.61
                                              ------      -----    --------
     Total deposits .......................   29,223      1,368        4.68
FHLB advances .............................      300         28        9.25
                                            --------    -------    --------
    Total interest-bearing liabilities ....   29,523      1,396        4.73
                                                        -------    --------

Non-interest-bearing liabilities ...........      33
                                           ---------

     Total liabilities .....................  29,556

Shareholders' equity(2) ....................   3,168
                                             -------

     Total liabilities and
       shareholders' equity ................ $32,724
                                              ======

Net interest income ........................           $   938
                                                        ======
Interest rate spread .......................                            2.62%
                                                                       ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets) ................                             2.95%
                                                                       ======
Average interest-earning assets to
  average interest-bearing liabilities ........                       107.52%
                                                                      ======
-----------------------------------

(1) Net of deferred loan fees, loan discounts, the allowance for loan losses and loans in process. Loan fees included in interest income totaled $81, $112, and $54 for the fiscal years ended September 30, 1997, 1996, and 1995, respectively.

(2) Consisted solely of retained earnings for the fiscal year ended September 30, 1995.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of LFC during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.


                            Year ended September 30,
                                                          1997 vs. 1996                            1996 vs. 1995
                                            ------------------------------------         ----------------------------
                                                     Increase              Total            Increase              Total
                                               (decrease) due to        increase       (decrease) due to       increase
                                               Volume       Rate      (decrease)       Volume       Rate     (decrease)
Interest income attributable to:
  Interest-bearing deposits ................    $ (45)    $    4            $(41)       $  85      $  18           $103
  Investment securities ....................       11         (6)              5           12         (2)            10
  Mortgage-backed securities ...............       71         24              95           27         11             38
  Loans receivable .........................       88        (84)              4           38        246            284
                                                 ----       ----            ----         ----        ---            ---
     Total interest income .................      125        (62)             63          162        273            435

Interest expense attributable to:
  NOW accounts .............................        8         (4)              4            7         (2)             5
  Money market accounts ....................       (3)        -               (3)          (2)        (1)            (3)
  Passbook savings accounts ................      (14)         3             (11)          (9)        (9)           (18)
  Certificates of deposit ..................      (33)        (8)            (41)          45         80            125
                                                 ----      -----             ---         ----       ----            ---
     Total deposits ........................      (42)        (9)            (51)          41         68            109

  Advances from FHLB .......................       18         (4)             14           -          -              -
                                                 ----      -----             ---           --         --             -

     Total interest expense ................      (24)       (13)            (37)          41         68            109
                                                 ----       ----             ---         ----       ----            ---

Increase in net interest income ..........................................  $100                                   $326
                                                                             ===                                    ===


                         ASSET AND LIABILITY MANAGEMENT
 -------------------------------------------------------------------------------

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

At September 30, 1997, 2% of the present value of Citizens' assets was approximately $760,000. Because the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $357,000 at September 30, 1997, Citizens would not have been required to deduct any amount from its capital in determining whether Citizens met its risk-based capital requirement if the regulation had been in effect for Citizens at such date.

The following table presents, as of September 30, 1997 and 1996, an analysis of the interest rate risk of Citizens as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The first column of the table consists of hypothetical incremental changes in such interest rates. The second column contains the policy limits set by the Board of Directors of Citizens as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of Citizens. The third and fourth columns and the remaining two columns set forth, as of September 30, 1997, and September 30, 1996, respectively, the effect that a particular change in market interest rates would have on the NPV of Citizens.

                                                             At September 30, 1997         At September 30, 1996
Change in interest rate          Board limit              $ change        % change       $ change       % change
      (basis points)                % change                in NPV          in NPV         in NPV         in NPV
                             (Dollars in thousands)
        +400                          (80)%                  $  31             -%          $(316)           (5)%
        +300                          (60)                     213             3             (81)           (1)
        +200                          (40)                     277             4               63            1
        +100                          (20)                     197             3               92            2
        0                                -                      -              -                -            -
        -100                          (20)                   (236)           (4)            (150)          (2)
        -200                          (40)                   (357)           (5)            (291)          (5)
        -300                          (60)                   (374)           (6)            (275)          (5)
        -400                          (80)                   (322)           (5)            (162)          (3)

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


                         LIQUIDITY AND CAPITAL RESOURCES
 -------------------------------------------------------------------------------

The liquidity of Citizens, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1997, 1996 and 1995.

                                                         For the year ended September 30,
                                                        1997          1996             1995
                                                                 (In thousands)

Net earnings ......................................  $   385       $   224          $   143
Adjustments to reconcile net earnings
  to net cash from operating activities ...........     (110)          216              (15)
                                                      ------        ------          -------

Net cash from operating activities ................      275           440              128

Net cash from investing activities ................     (295)       (2,697)          (2,111)

Net cash from financing activities ................    1,041         2,056            2,271
                                                       -----         -----            -----

Net change in cash and cash equivalents ...........    1,021          (201)             288

Cash and cash equivalents at beginning of year ....    2,643         2,844            2,556
                                                       -----         -----            -----

Cash and cash equivalents at end of year ..........   $3,664        $2,643           $2,844
                                                       =====         =====            =====

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

OTS regulations presently require Citizens to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.
S.  Treasury  and  federal  agency  obligations  and  other  investments  having maturities of five years or less, in an amount equal to 4% of the sum of Citizens' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Citizens may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1997, Citizens liquid assets totaled approximately $3.0 million, which exceeded the OTS minimum requirements by $1.5 million. At such date, Citizens had commitments to originate loans and loans in process totaling $463,000 and $885,000, respectively, and no commitments to purchase or sell loans. Citizens considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

Citizens is required by OTS regulations to meet certain minimum capital requirements. The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% to 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Citizens includes a general loan loss allowance of $187,000 at September 30, 1997.

The following table sets forth the amount and percentage level of regulatory capital of Citizens at September 30, 1997, and the amount by which it exceeds the minimum requirements:

                                                        At September 30, 1997
                                                                     Percent of
                                                     Amount              assets
                                                       (Dollars in thousands)

Capital under GAAP before adjustments .............  $5,824               15.9%
                                                      =====               ====

Tangible capital:
  Capital level ...................................  $5,824               15.9%
  Requirement .....................................     551                1.5
                                                     ------              -----

  Excess ..........................................  $5,273               14.4%
                                                      =====               ====

Core capital:
  Capital level ...................................  $5,824               15.9%
  Requirement .....................................   1,102                3.0
                                                      -----              -----

  Excess ..........................................  $4,722               12.9%
                                                      =====               ====

Risk-based capital:
  Capital level ...................................  $6,011               30.8%
  Requirement .....................................   1,563                8.0
                                                      -----              -----

  Excess ..........................................  $4,448               22.8%
                                                      =====               ====

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
 -------------------------------------------------------------------------------

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Corporation's basic and diluted earnings per share for the year ended September 30, 1997, would have each been $.81.

In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidated existing accounting guidance relating to disclosure about a company's capital structure. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a

"management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's financial statements.


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


                         CHARTER UNIFICATION LEGISLATION
 -------------------------------------------------------------------------------

Congress is considering legislation to eliminate the federal savings and loan charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS, and Citizens may be regulated under federal law as a bank. Such change in regulation would likely change the range of activities in which Citizens may engage and would probably subject Citizens to more regulation by the FDIC. In addition, LFC might become subject to a different form of holding company regulation, which may limit the activities in which LFC may engage, and subject LFC to other additional regulatory requirements, including separate capital requirements. At this time, LFC cannot predict when or whether Congress may actually pass legislation regarding LFC and Citizens regulatory requirements. Although such legislation may change the activities in which either LFC and Citizens may engage, it is not anticipated that the current activities of both LFC and Citizens will be materially affected by those activity limits.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
London Financial Corporation

We have audited the accompanying consolidated statements of financial condition of London Financial Corporation as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of September 30, 1995, and for the year then ended, were audited by other auditors, whose report thereon dated October 27, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph relative to a change in the method of accounting for certain debt and equity securities.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of London Financial Corporation as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.






Cincinnati, Ohio
November 14, 1997

                          London Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                                                1997                1996

Cash and due from banks ............................................................... . $     322           $     319
Interest-bearing deposits in other financial institutions ............................. .     3,342               2,324
                                                                                            -------             -------
         Cash and cash equivalents .................................................... .     3,664               2,643

Investment securities designated as available
  for sale - at market ................................................................ .       155                 220
Investment securities - at cost, approximate
  market value of $502 and $1,991 as of
  September 30, 1997 and 1996 ......................................................... .       500               2,000
Mortgage-backed securities - at amortized
  cost, approximate market value of $3,613 and
  $3,944 as of September 30, 1997 and 1996 ............................................ .     3,586               4,032
Loans receivable - net ................................................................ .    29,465              27,031
Office premises and equipment - at depreciated cost .....................................       360                 354
Stock in Federal Home Loan Bank - at cost ...............................................       280                 261
Accrued interest receivable .............................................................       169                 178
Prepaid expenses and other assets .......................................................        31                  21
Deferred federal income taxes ...........................................................        -                   77
                                                                                            -------           ---------

         Total assets ...................................................................   $38,210             $36,817
                                                                                             ======              ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits ................................................................................   $29,951             $28,195
Advances from the Federal Home Loan Bank ................................................       300                 300
Other liabilities .......................................................................       162                 279
Accrued federal income taxes ............................................................       141                 136
Deferred federal income taxes ...........................................................        52                  -
                                                                                          ---------             ------
         Total liabilities ..............................................................    30,606              28,910

Commitments .............................................................................        -                   -

Shareholders' equity
  Common stock - authorized 5,000,000 shares without par
    value; 529,000 shares issued ........................................................        -                   -
  Additional paid-in capital ............................................................     4,910               4,910
  Retained earnings - substantially restricted ..........................................     3,683               3,416
  Unrealized gains on securities designated as available
    for sale, net of related tax effects ................................................        31                   4
  Shares acquired by Employee Stock Ownership Plan ......................................      (423)               (423)
  Shares acquired by Management Recognition Plan ........................................      (315)                 -
  Less 18,840 treasury shares - at cost .................................................      (282)                 -
                                                                                           --------              ------
         Total shareholders' equity .....................................................     7,604               7,907
                                                                                            -------             -------

         Total liabilities and shareholders' equity .....................................   $38,210             $36,817
                                                                                             ======              ======





The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)


                                                                       1997            1996         1995
Interest income
  Loans ...........................................................  $2,381          $2,377       $2,093
  Mortgage-backed securities ......................................     232             137           99
  Investment securities ...........................................      58              53           26
  Interest-bearing deposits and other .............................     161             202          116
                                                                     ------          ------       ------
         Total interest income ....................................   2,832           2,769        2,334

Interest expense
  Deposits ........................................................   1,426           1,477        1,368
  Borrowings ......................................................      42              28           28
                                                                    -------         -------      -------
         Total interest expense ...................................   1,468           1,505        1,396
                                                                      -----           -----        -----

         Net interest income ......................................   1,364           1,264          938

Other income
  Gain on sale of investment securities designated
    as available for sale .........................................      40              -            -
  Other operating .................................................      67              71           74
                                                                    -------         -------      -------
         Total other income .......................................     107              71           74


General, administrative and other expense
  Employee compensation and benefits ..............................     445             425          404
  Occupancy and equipment .........................................      52              55           54
  Franchise taxes .................................................      88              45           44
  Federal deposit insurance premiums ..............................      32             262           81
  Data processing .................................................      56              57           55
  Other operating .................................................     214             170          154
                                                                     ------          ------       ------
         Total general, administrative and other expense ..........     887           1,014          792
                                                                     ------           -----       ------

         Earnings before income taxes .............................     584             321          220

Federal income taxes
  Current .........................................................      83             143           52
  Deferred ........................................................     116             (46)          25
                                                                     ------         -------      -------
         Total federal income taxes ...............................     199              97           77
                                                                     ------         -------      -------

         NET EARNINGS ............................................. $   385         $   224      $   143
                                                                     ======          ======       ======

         EARNINGS PER SHARE .......................................    $.81             N/A          N/A
                                                                        ===             ===          ===




The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended September 30, 1997, 1996 and 1995
                        (In thousands, except share data)

                                                                                          Unrealized
                                                                               Shares       gains on
                                                                          acquired by     securities
                                                               Additional       stock     designated
                                                        Common    paid-in     benefit   as available    Retained  Treasury
                                                         stock    capital       plans       for sale    earnings     stock    Total
Balance at October 1, 1994 ..............................  $-      $   -         $ -             $-       $3,081      $ -    $3,081

Net earnings for the year ended September 30, 1995 ......   -          -           -              -          143        -       143
 ........................................................   --      -----         ---            --       ------       ---    -----

Balance at September 30, 1995 ...........................   -          -           -              -        3,224        -     3,224

Reorganization to common stock form and issuance
  of shares in connection therewith - net ...............   -       4,910        (423)            -            -        -     4,487
Net earnings for the year ended September 30, 1996 ......   -          -           -              -          224        -       224
Dividends of $.06 per share .............................   -          -           -              -          (32)       -       (32)
Unrealized gains on securities designated as
  available for sale, net of related tax effects ........   -          -           -              4            -        -         4
                                                            --      -----         ---         -----        -----      ---   -------

Balance at September 30, 1996 ...........................   -       4,910        (423)            4        3,416        -     7,907

Net earnings for the year ended September 30, 1997 ......   -          -           -              -          385        -       385
Dividends of $.24 per share .............................   -          -           -              -         (118)       -      (118)
Purchase of treasury shares at cost .....................   -          -           -              -            -     (282)    (282)
Purchase of shares for Management Recognition Plan ......   -          -         (315)            -            -        -      (315)
Unrealized gains on securities designated as
  available for sale, net of related tax effects ........   -          -           -             27            -        -        27
                                                            --      -----         ---          ----        -----      ---   -------

Balance at September 30, 1997 ...........................  $-      $4,910       $(738)        $  31       $3,683    $(282)   $7,604
                                                            ==      =====        ====          ====        =====     ====     =====




The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                                    1997            1996           1995
Cash flows from operating activities:
  Net earnings for the year .................................................... $   385         $   224        $   143
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net ......................       7               6              6
    Amortization of deferred loan origination fees .............................     (81)           (112)           (54)
    Gain on sale of investment securities designated as
      available for sale .......................................................     (40)             -              -
    Depreciation and amortization ..............................................      20              25             24
    Federal Home Loan Bank stock dividends .....................................     (19)            (17)           (15)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable ..............................................       9             (39)           (31)
      Prepaid expenses and other assets ........................................     (10)             13              7
      Other liabilities ........................................................    (117)            245              1
      Federal income taxes
        Current ................................................................       5             141             22
        Deferred ...............................................................     116             (46)            25
                                                                                  ------         -------        -------
         Net cash provided by operating activities .............................     275             440            128

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities .......................................      -           (2,295)            -
  Principal repayments on mortgage-backed securities ...........................     439             266            167
  Purchase of investment securities designated as available
    for sale ...................................................................      -             (214)            -
  Purchase of investment securities designated as
    held to maturity ...........................................................      -           (1,500)            -
  Proceeds from sale of investment securities designated
    as available for sale ......................................................     145              -              -
  Proceeds from maturity of investment securities ..............................   1,500              -              -
  Loan principal repayments ....................................................   5,438           8,227          4,494
  Loan disbursements ...........................................................  (7,791)         (7,174)        (6,763)
  Purchase of office premises and equipment ....................................     (26)             (7)            (9)
                                                                                 -------        --------       --------
         Net cash used in investing activities .................................    (295)         (2,697)        (2,111)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits ..........................................   1,756          (2,399)         2,271
  Proceeds from Federal Home Loan Bank advances ................................     500              -              -
  Repayment of Federal Home Loan Bank advances .................................    (500)             -              -
  Net proceeds from issuance of common shares ..................................      -            4,487             -
  Purchase of shares for Management Recognition Plan ...........................    (315)             -              -
  Dividends on common shares ...................................................    (118)            (32)            -
  Purchase of treasury shares ..................................................    (282)             -              -
                                                                                  ------           -----          ----
         Net cash provided by financing activities .............................   1,041           2,056          2,271
                                                                                   -----           -----          -----

Net increase (decrease) in cash and cash equivalents ...........................   1,021            (201)           288

Cash and cash equivalents at beginning of year .................................   2,643           2,844          2,556
                                                                                   -----           -----          -----

Cash and cash equivalents at end of year .......................................  $3,664          $2,643         $2,844
                                                                                   =====           =====          =====

                          London Financial Corporation

                            Year ended September 30,
                                 (In thousands)


                                                                                    1997            1996           1995

Supplemental disclosure of cash flow information: Cash paid during the year for:
    Federal income taxes ...................................................... $     85        $     55       $     20
                                                                                 =======         =======        =======

    Interest paid on deposits and borrowings ..................................   $1,463          $1,495         $1,393
                                                                                   =====           =====          =====

Supplemental disclosure of noncash investing activities:
  Unrealized gains on securities designated as
    available for sale, net of applicable tax effects ......................... $     27       $       4         $   -
                                                                                 =======        ========          ====
































The accompanying notes are an integral part of these statements.

                          London Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    In October 1995, the Board of Directors of The Citizens Loan and Savings Company (the "Company") adopted a Plan of Conversion (the "Plan") whereby the Company would convert to the stock form of ownership, followed by the issuance of all of the Company's outstanding stock to a newly formed holding company, London Financial Corporation (the "Corporation"). Pursuant to the Plan, the Corporation offered common shares for sale to certain depositors of the Company and members of the community. The conversion was completed on March 29, 1996, and resulted in the issuance of 529,000 common shares of the Corporation which, after consideration of offering expenses totaling approximately $380,000, and $423,000 in share purchases by the Employee Stock Ownership Plan ("ESOP"), resulted in net capital proceeds of $4.5 million. Condensed financial statements of the Corporation are presented in Note M. Future references are made either to the Corporation or the Company as applicable.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Company. The Company conducts a general banking business in central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation and the Company. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1997 and 1996, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale of $31,000 and $4,000, respectively.

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

    4.  Loan Origination Fees

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

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses

    It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Company's primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In June 1993, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This promulgation, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions and was effective as to the Corporation in fiscal 1996, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. The Company adopted SFAS No. 114, as subsequently amended, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1997 and 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6.  Real Estate Acquired through Foreclosure

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

    8.  Income Taxes

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the cash method of accounting used to prepare the federal income tax return and from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for federal income tax purposes.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Company has a defined contribution simplified employee plan ("SEP") covering substantially all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to the SEP at the discretion of the Board of Directors. The Company's provision for expense under the SEP was $9,000, $32,000 and $20,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $42,000 and $21,000 for the years ended September 30, 1997 and 1996, respectively.

    The Corporation also has a Management Retention Plan ("MRP"). Subsequent to the offering the MRP purchased 21,160 shares of the Corporation's common stock in the open market. During fiscal 1996, 17,640 shares available under the MRP were granted to executive officers and members of the Board of Directors of the Corporation effective upon ratification of the MRP by the Corporation's shareholders. Common stock granted under the MRP vests ratably over a five year period, commencing in January 1997. A provision of $35,000 related to the MRP was charged to expense for the year ended September 30, 1997.

    10.  Earnings Per Share and Per Share Capital Distributions

    Earnings per share for the year ended September 30, 1997, is based upon the weighted-average shares outstanding during the period, less 42,320 shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 476,337 for the year ended September 30, 1997. There was no material dilutive effect related to the Corporation's stock option plan for fiscal 1997.

    The provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share", are not applicable for the fiscal years ended September 30, 1996 and 1995, as the Corporation completed its conversion to the stock form of ownership in March 1996.

    During fiscal 1997, the Corporation received a Private Letter Ruling from the Internal Revenue Service which stated that the Corporation's distributions on common shares are deemed a tax-free return of capital to the extent that such capital distributions exceed the Corporation's accumulated earnings and profits. The Corporation paid $.24 in dividends during the year ended September 30, 1997, and declared an additional $5.00 cash distribution on October 10, 1997, payable on November 6, 1997. Of these amounts, management estimates that at least $5.00 of the $5.24 in distributions will be considered a tax-free return of capital.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    12.  Fair Value of Financial Instruments

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

    The  following  methods and  assumptions  were used by the  Corporation  in
    estimating  its  fair  value  disclosures  for  financial   instruments  at
    September 30, 1997 and 1996:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

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

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


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

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1997 and 1996 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30, are as follows:

                                                                 1997                              1996
                                                    Carrying           Fair            Carrying           Fair
                                                       value          value               value          value
                                                                            (In thousands)
    Financial assets
      Cash and cash equivalents ..................  $  3,664       $  3,664            $  2,643       $  2,643
      Investment securities ......................       655            657               2,220          2,211
      Mortgage-backed securities .................     3,586          3,613               4,032          3,944
      Loans receivable ...........................    29,465         30,666              27,031         27,774
      Federal Home Loan Bank stock ...............       280            280                 261            261
                                                    --------       --------            --------       --------

                                                     $37,650        $38,880             $36,187        $36,833
                                                      ======         ======              ======         ======

    Financial liabilities
      Deposits ...................................   $29,951        $30,150             $28,195        $28,331
      Advances from the Federal Home
        Loan Bank ................................       300            302                 300            326
                                                    --------       --------            --------       --------

                                                     $30,251        $30,452             $28,495        $28,657
                                                      ======         ======              ======         ======

    13.  Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1997 and 1996, are as follows:

                                                                                         1997
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                    (In thousands)
    Held to maturity:
      U.S. Government and agency obligations .................   $500           $  2                 $-            $502

    Available for sale:
      Corporate equity securities ............................    109             46                  -             155
                                                                  ---             --                  --            ---

         Total investment securities .........................   $609            $48                 $-            $657
                                                                  ===             ==                  ==            ===


                                                                                         1996
                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                    (In thousands)
    Held to maturity:
      U.S. Government and agency obligations ................. $2,000             $1               $  10         $1,991

    Available for sale:
      Corporate equity securities ............................    214              6                  -             220
                                                               ------              -                  --         ------

         Total investment securities ......................... $2,214             $7               $  10         $2,211
                                                                =====              =                ====          =====

     The amortized cost and estimated fair value of U. S. Government and agency obligations at September 30, 1997, by term to maturity are shown below.

                                                            Estimated
                                          Amortized              fair
                                               cost             value
                                                    (In thousands)

    Due in one year or less .................. $500              $502
                                                ===               ===


                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1997 and 1996, are shown below:

                                                                                          1997
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                   (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        participation certificates ..........................  $1,749            $  19             $  14         $1,754
      Government National Mortgage Association
        participation certificates ..........................   1,197               35                -           1,232
      Federal National Mortgage
        Association participation certificates ..............     640               -                 13            627
                                                               ------               --              ----         ------

         Total mortgage-backed securities ...................  $3,586            $  54             $  27         $3,613
                                                                =====             ====              ====          =====

                                                                                          1996
                                                                                 Gross             Gross      Estimated
                                                            Amortized       unrealized        unrealized           fair
                                                                 cost            gains            losses          value
                                                                                     (In thousands)
    Held to maturity:
      Federal Home Loan Mortgage Corporation
        participation certificates ..........................  $1,853              $-                $57         $1,796
      Government National Mortgage Association
        participation certificates ..........................   1,388                8                 5          1,391
      Federal National Mortgage
        Association participation certificates ..............     791               -                 34            757
                                                               ------               --                --         ------

         Total mortgage-backed securities ...................  $4,032           $    8               $96         $3,944
                                                                =====            =====                ==          =====

    At September 30, 1997, all mortgage-backed securities maintained by London Financial Corporation are contractually due on a ratable basis over twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                       1997           1996
                                                          (In thousands)
    Residential real estate
      One- to four-family ......................... $23,489        $21,819
      Multi-family ................................     671            258
      Construction ................................   1,360          1,084
    Nonresidential real estate ....................   4,529          4,831
    Consumer and other loans ......................     903            881
                                                   --------       --------
 ..................................................  30,952         28,873
    Less:
      Undisbursed portion of loans in process .....     885          1,258
      Deferred loan origination fees ..............     415            397
      Allowance for losses on loans ...............     187            187
                                                   --------       --------

                                                    $29,465        $27,031
                                                   ========       ========


    The Company's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $24.0 million, or 82 %, of the total loan portfolio at September 30, 1997, and approximately $21.3 million, or 79%, at September 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

    In the ordinary course of business, the Company has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $388,000 and $473,000 at September 30, 1997 and 1996, respectively.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                           1997            1996           1995
                                                       (In thousands)

    Beginning balance ..................... $187           $190           $191
    Provision for losses on loans .........   -              -              -
    Loan charge-offs ......................   -              (3)            (1)
                                              --          -----          -----

    Ending balance ........................ $187           $187           $190
                                             ===            ===            ===

     As of September 30, 1997, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming and nonaccrual loans at September 30, 1997, 1996 and 1995, totaled $268,000, $261,000 and $45,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $20,000, $15,000 and $3,000 for the years ended September 30, 1997, 1996 and 1995, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                                       1997           1996
                                                          (In thousands)

    Land and improvements ..........................  $  85          $  85
    Building .......................................    471            471
    Furniture and equipment ........................    212            186
                                                        ---            ---
                                                        768            742
      Less accumulated depreciation and
        amortization ...............................    408            388
                                                        ---            ---

                                                       $360           $354
                                                        ===            ===

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-
    average interest rate                                     1997                             1996
                                                     Amount          %                  Amount         %
                                                                    (Dollars in thousands)
    NOW accounts
      1997 - 2.27% ..............................  $  3,370          11.2
      1996 - 2.29% .................................................................. $  3,198        11.3%
    Passbook
      1997 - 3.00% ..............................     5,834          19.5
      1996 - 3.00% ..................................................................    5,587        19.8
    Money market investment accounts
      1997 - 2.71% ..............................       226            .8
      1996 - 2.74% ..................................................................      278         1.0
                                                  ---------       --------            --------      ------
    Total demand, transaction and
      passbook deposits .........................     9,430          31.5                9,063        32.1

    Certificates of deposit
      Original maturities of:
        One year or less
          1997 - 5.42% ..........................     5,640          18.8
          1996 - 5.14% ..............................................................    5,669        20.1
        12 months to 36 months
          1997 - 6.01% ..........................     8,604          28.7
          1996 - 6.09% ..............................................................    7,968        28.3
        Greater than 36 months
          1997 - 6.50% ..........................     6,277          21.0
          1996 - 6.62% ..............................................................    5,495        19.5
                                                   --------        -------             -------      ------

    Total certificates of deposit ...............    20,521          68.5               19,132        67.9
                                                     ------        ------               ------      ------

    Total deposit accounts ......................   $29,951         100.0%             $28,195      100.0%
                                                     ======         =====               ======      =====

    At  September  30, 1997 and 1996,  the Company  had  deposit  accounts  with
balances  greater  than  $100,000   totaling  $1.8  million  and  $2.1  million,
respectively.

    Interest expense on deposits for the fiscal year ended September 30 is summarized as follows:

                                           1997            1996           1995
                                                     (In thousands)
    Passbook .......................... $   177         $   188        $   206
    NOW accounts ......................      65              61             56
    Money market investment accounts ..       6               9             12
    Certificates of deposit ...........   1,178           1,219          1,094
                                          -----           -----          -----

 ......................................  $1,426          $1,477         $1,368
                                          =====           =====          =====


                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                    1997                1996
                                                         (In thousands)
    Less than one year ......................... $11,438             $11,390
    One year to three years ....................   5,822               4,130
    More than three years ......................   3,261               3,612
                                                 -------             -------

 ............................................... $20,521             $19,132
                                                  ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at September 30, 1997 by a pledge of certain residential mortgage loans totaling $450,000 and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest            Maturing in year
    rate                ending September 30,         1997                1996
                                                           (In thousands)
    9.25%               2001                         $300                $300
                                                      ===                 ===


NOTE H - FEDERAL INCOME TAXES

     Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the fiscal year ended September 30 as follows:

                                                      1997       1996      1995
                                                            (In thousands)
    Federal income taxes at statutory rate .........  $199       $109       $75
    Increase (decrease) in taxes resulting from:
      Other (primarily surtax exemptions in 1996) ..    -         (12)        2
                                                        --       ----       ---
    Federal income taxes per consolidated
      financial statements .........................  $199      $  97       $77
                                                       ===       ====        ==

    Effective tax rate ............................. 34.1%       30.2%     35.0%
                                                     ====        ====      ====


                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset (liability) at September 30 is as follows:

    Taxes (payable) refundable on temporary                  1997         1996
    differences at statutory rate:                            (In thousands)
    Deferred tax assets:
      Deferred loan origination fees ...................... $  77         $103
      SAIF recapitalization assessment ....................    -            66
      Difference between book and tax depreciation ........     1           -
      General loan loss allowance .........................    64           64
                                                             ----         ----
         Deferred tax assets ..............................   142          233

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends ..............   (50)         (43)
      Difference between book and tax depreciation ........    -            (3)
      Percentage of earnings bad debt deduction ...........   (64)         (64)
      Accrual vs. cash basis of accounting ................   (65)         (44)
      Unrealized gains on securities designated
        as available for sale .............................   (15)          (2)
                                                             ----        -----
         Deferred tax liabilities .........................  (194)        (156)
                                                              ---          ---

         Net deferred tax asset (liability) ............... $ (52)       $  77
                                                             ====         ====

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1997, include approximately $525,000 for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $115,000 at September 30, 1997. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


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

    At September 30, 1997, the Company had outstanding commitments of approximately $463,000 to originate loans. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1997, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.
    Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE J - REGULATORY CAPITAL (continued)

    4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

     As of September 30, 1997, management believes that the Company met all capital adequacy requirements to which it is subject.

                                                             As of September 30, 1997
                                                                                        To be "well-
                                                                                    capitalized" under
                                                           For capital               prompt corrective
                                  Actual                adequacy purposes          action provisions
                              Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                       (Dollars in thousands)
    Tangible capital          $5,824    15.9%        =>$   551    =>1.5%          =>$1,838     =>  5.0%

    Core capital              $5,824    15.9%         =>$1,102    =>3.0%          =>$2,206     =>  6.0%

    Risk-based capital        $6,011    30.8%         =>$1,563    =>8.0%          =>$1,953     =>10.0%

    The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE K - STOCK OPTION PLAN

    The Board of Directors adopted a Stock Option Plan during fiscal 1997 that provided for the issuance of 52,900 shares of authorized, but unissued shares of common stock at fair value at the date of grant. As of September 30, 1997, none of the stock options granted had been exercised.

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE K - STOCK OPTION PLAN (continued)

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below at September 30, 1997.

    Net earnings                    As reported                          $385

                                      Pro-forma                          $377

    Earnings per share              As reported                          $.81

                                      Pro-forma                          $.81

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: dividend yield of 7.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

     A summary of the status of the Corporation's stock option plan as of September 30, 1997, and changes during the periods ending on those dates is presented below:

                                                                    Weighted-
                                                                      average
                                                                     exercise
                                                      Shares            price
    Outstanding at beginning of year                      -            $    -
    Granted ......................................... 52,900           $15.00
    Exercised .......................................     -            $    -
    Forfeited .......................................     -            $    -
                                                     -------            -----

    Outstanding at end of year ...................... 52,900           $15.00
                                                      ======            =====

    Options exercisable at year-end .................     -            $    -
                                                     =======            =====
    Weighted-average fair value of
      options granted during the year ............................... $  1.68
                                                                       ======

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE K - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at September 30, 1997:

    Number outstanding ............................................. 52,900
    Range of exercise prices ....................................... $15.00
    Weighted-average exercise price ................................ $15.00
    Weighted-average remaining contractual life ................ 9.30 years


NOTE L - RECENT LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Company ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company had $29.7 million in deposits at March 31, 1995, resulting in an assessment of approximately $193,000, or $127,000 after-tax, which was charged to operations in fiscal 1996.

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

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION

     The following condensed financial statements summarize the financial position of London Financial Corporation as of September 30, 1997 and 1996, and the results of its operations and its cash flows for the periods ended September 30, 1997 and 1996.

                          London Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                                            1997           1996
    Cash and due from banks ........................................................... $   801        $   345
    Investment securities designated as available for sale - at market ................     155            220
    Investment securities - at cost ...................................................     500          1,500
    Loan receivable from ESOP .........................................................     381            423
    Investment in The Citizens Loan and Savings Company ...............................   5,824          5,437
    Accrued interest receivable .......................................................      13             31
    Prepaid expenses and other assets .................................................      13             -
                                                                                        -------          ----

         Total assets .................................................................  $7,687         $7,956
                                                                                          =====          =====

         LIABILITIES AND SHAREHOLDERS' EQUITY

    Other liabilities .................................................................  $   83       $     49

    Shareholders' equity
      Common stock ....................................................................      -              -
      Additional paid-in capital ......................................................   7,832          7,832
      Unrealized gains on securities designated as available
        for sale, net of related tax effects ..........................................      31              4
      Retained earnings ...............................................................     338             71
      Shares acquired by Management Recognition Plan ..................................    (315)            -
      Treasury shares - at cost .......................................................    (282)            -
                                                                                         ------          ----
         Total shareholders' equity ...................................................   7,604          7,907
                                                                                          -----          -----

         Total liabilities and shareholders' equity ...................................  $7,687         $7,956
                                                                                          =====          =====

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION
  (continued)

                          London Financial Corporation
                             STATEMENTS OF EARNINGS
                           Periods ended September 30,
                                 (In thousands)

                                                          1997           1996
    Revenue
      Interest income ................................... $108          $  68
      Equity in earnings of subsidiary ..................  387             60
      Gain on sale of investments .......................   40             -
                                                          ----             -
         Total revenue ..................................  535            128

    General and administrative expenses .................  151             10
                                                           ---           ----

         Earnings before income taxes ...................  384            118

    Federal income taxes (credits) ......................   (1)            15
                                                         -----           ----

         NET EARNINGS ................................... $385           $103
                                                           ===            ===

                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION
  (continued)

                          London Financial Corporation
                            STATEMENTS OF CASH FLOWS
                           Periods ended September 30,
                                 (In thousands)

                                                                                    1997                1996
    Cash provided by (used in) operating activities:
      Net earnings for the period .............................................. $   385             $   103
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary ......................    (387)                (60)
        Gain on sale of investment securities ..................................     (40)                 -
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets ....................................     (13)                 -
          Accrued interest receivable ..........................................      18                 (31)
          Other liabilities ....................................................      21                  47
                                                                                 -------             -------
          Net cash provided by (used in) operating activities ..................     (16)                 59

    Cash flows provided by (used in) investing activities:
      Investment in subsidiary .................................................      -               (2,455)
      Purchase of investment securities designated as available
        for sale ...............................................................      -                 (214)
      Purchase of investment securities designated as held to maturity .........      -               (1,500)
      Proceeds from repayment of loan to ESOP ..................................      42                  -
      Proceeds from maturities of investment securities ........................   1,000                  -
      Proceeds from sale of investment securities ..............................     145                  -
      Issuance of loan to ESOP .................................................      -                 (423)
                                                                                   -----              ------
          Net cash provided by (used in) investing activities ..................   1,187              (4,592)

    Cash flows provided by (used in) financing activities:
      Net proceeds from issuance of common stock ...............................      -                4,910
      Purchase of shares for Management Recognition Plan .......................    (315)                 -
      Purchase of treasury shares ..............................................    (282)                 -
      Payment of dividends on common stock .....................................    (118)                (32)
                                                                                  ------             -------
          Net cash provided by (used in) financing activities ..................    (715)              4,878
                                                                                  ------               -----

    Net increase in cash and cash equivalents ..................................     456                 345

    Cash and cash equivalents at beginning of period ...........................     345                  -
                                                                                  ------               ----

    Cash and cash equivalents at end of period ................................. $   801             $   345
                                                                                  ======              ======


                          London Financial Corporation

                        September 30, 1997, 1996 and 1995


NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

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

    In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Company, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Company may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

                          LONDON FINANCIAL CORPORATION
                                       AND
                       THE CITIZENS LOAN & SAVINGS COMPANY
                             DIRECTORS AND OFFICERS

===============================================================================

John J. Bodle                                     President
President
The Citizens Loan & Savings Company

John I. Andrix                                    Director
President
Andrix Insurance Agency

Rodney A. Bell                                    Director
Salesman
Buckeye Ford

Donovan A. Forrest                                Director
President
Forest Trucking Company

Edward D. Goodyear                                Director
Certified Public Accountant

Shirley C. Hansgen                                Director
Attorney

Kennison A. Sims                                  Director
Owner-Operator
The Sims Construction Company

Joyce E. Bauerle                                  Vice President and Treasurer
Vice President
The Citizens Loan & Savings Company

Rebecca A. Lohr                                   Secretary
Secretary
The Citizens Loan & Savings Company


                              SHAREHOLDER SERVICES

===============================================================================

The Fifth Third Bank serves as transfer agent and dividend distributing agent for LFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                               Fifth Third Center
                            Attention: Rick Grzymajlo
                             Cincinnati, Ohio 45202
                                 (513) 579-5405


                                 ANNUAL MEETING

===============================================================================

The 1998 Annual Meeting of Shareholders of London Financial Corporation (the "Annual Meeting") will be held on January 22, 1998, at 10:00 a.m., Eastern Time, at the office of Citizens, 2 East High Street, London, Ohio 43140. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

===============================================================================

A copy of LFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          London Financial Corporation
                               2 East High Street
                               London, Ohio 43140
                       Attention: John J. Bodle, President