Form 10KSB, Exhibit 13
period 1998-09-30
LONDON FINANCIAL CORP
filed 1998-12-23
CIK 1004961

                                                                      Exhibit 13


Dear Shareholder:

     It is with a great deal of pleasure that I present to you the Annual Report to Shareholders of London Financial Corporation covering the fiscal year ended September 30, 1998.

     Fiscal 1998 marked your Company's second straight year of record earnings, despite the payment of $5.24 per share in cash distributions to our shareholders during the period.

     We were able to exceed our prior year's record results by primarily increasing loan yields through our entry into the commercial lending markets. On July 9, 1998, your Board of Directors approved the conversion of Citizens Loan and Savings Company ("Citizens") to a state-chartered commercial bank. We have received all requisite regulatory approvals and Citizens will commence operations on January 4, 1999 under the name of The Citizens Bank of London.

     The investment community has rewarded our efforts with a 40% increase in stock price since the first quarter of fiscal 1998. While this level of price appreciation is very satisfying, understandably we can not continue these types of returns year after year. However, please be assured that we remain committed to maximizing the return on your investment in London Financial.

     As always, we thank you for your support during the past year.

Sincerely,

LONDON FINANCIAL CORPORATION





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

On July 9, 1998, the respective Boards of Directors of Citizens and LFC approved the conversion of Citizens from a state-chartered savings and loan association to a state-chartered commercial bank (the "Charter Conversion"). Shortly thereafter, Citizens filed an application with the Division seeking approval of the Charter Conversion, and Citizens' application was approved by the Division on December 8, 1998. It is currently anticipated that the Charter Conversion will be consummated on January 4, 1999. As a result of the Charter Conversion, Citizens will be permitted to increase its commercial lending activities to small businesses and to agricultural concerns and to increase its commercial checking activity. After the Charter Conversion, Citizens will be regulated by the Division and the Federal Deposit Insurance Corporation (the "FDIC").

Also in connection with the Charter Conversion, LFC filed an application with the Federal Reserve Board for pre-approval to register as a bank holding company. The Federal Reserve Board approved LFC's application for pre-approval to become a bank holding company on October 16, 1998. Consequently, after the Charter Conversion, LFC will be a bank holding company regulated by the Federal Reserve Board and will no longer be a unitary savings and loan holding company regulated by the OTS. As a unitary savings and loan holding company, LFC has been permitted to engage in more numerous types of commercial, securities and insurance activities than other financial institution holding companies, including bank holding companies. However, LFC does not currently engage in any activities which would be impermissible for it to engage in after the Charter Conversion is consummated and LFC becomes a bank holding company.


                              MARKET PRICE OF LFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 479,450 of LFC's common shares outstanding on December 10, 1998, and held of record by approximately 421 shareholders. Price information with respect to LFC's common shares was quoted on The Nasdaq SmallCap Market ("Nasdaq") under the symbol "LONF" from March 1996 through April 1998. Thereafter, LFC's shares began trading through the OTC Bulletin Board. The table below sets forth the high and low prices for the common shares of LFC together with the respective dividends declared per share, for each quarter of fiscal 1998, 1997 and 1996 during which LFC's shares were publicly traded. Price information was obtained from Nasdaq for the periods through April 1998. Price information subsequent to April 1998 represents actual trade prices during the respective quarters.


                                                                       CASH DIVIDENDS
                                        HIGH                   LOW           DECLARED

FISCAL 1996
  Quarter ended:
    June 30, 1996                     $11.37               $  9.75                $--
    September 30, 1996                 11.25                 10.00                .06

FISCAL 1997
  Quarter ended:
    December 31, 1996                 $14.67                $11.00               $.06
    March 31, 1997                     18.00                 14.00                .06
    June 30, 1997                      17.50                 14.63                .06
    September 30, 1997                 15.75                 14.75                .06

FISCAL 1998
  Quarter ended:
    December 31, 1997                 $21.00                $14.00              $5.06
    March 31, 1998                     16.50                 14.50                .06
    June 30, 1998                      16.50                 14.50                .06
    September 30, 1998                 17.25                 14.50                .06

Dividends are subject to determination and declaration by the Board of Directors of LFC, which takes into account LFC's financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors which affect the payment of dividends.

The income of LFC consists primarily of interest and dividends on investments and dividends which may periodically be declared and paid by the Board of Directors of Citizens on the common shares of Citizens held by LFC.

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

                                                                           AT SEPTEMBER 30,
SELECTED FINANCIAL CONDITION                          1998         1997         1996         1995         1994
  AND OTHER DATA:                                                      (Dollars in thousands)

Total amount of:
Assets                                             $38,144      $38,210      $36,817      $34,152      $31,737
Cash and due from banks                                507          322          319          835          851
Interest-bearing time deposits
  in other financial institutions                    1,271        3,342        2,324        2,009        1,705
Investment securities (1)                              121          655        2,220          500          500
Mortgage-backed securities                           2,703        3,586        4,032        2,009        2,182
Loans receivable - net                              32,588       29,465       27,031       27,972       25,663
Deposits                                            31,300       29,951       28,195       30,594       28,324
FHLB advances                                        1,800          300          300          300          300
Shareholders' equity (2)                             4,863        7,604        7,907        3,224        3,080


                                                                         YEAR ENDED SEPTEMBER 30,
SUMMARY OF EARNINGS:                                  1998         1997         1996         1995         1994
                                                                (In thousands, except per share data)

Interest income                                     $2,956       $2,832       $2,769       $2,334       $2,164
Interest expense                                     1,557        1,468        1,505        1,396        1,131
                                                   -------      -------      -------      -------      -------
Net interest income                                  1,399        1,364        1,264          938        1,033
Provision for loan losses                               22           --           --           --           13
                                                   -------      -------      -------      -------      -------

Net interest income after
 provision for loan losses                           1,377        1,364        1,264          938        1,020
Other income                                           143          107           71           74           70
General, administrative and other
  expense                                              942          887        1,014          792          722
                                                   -------      -------      -------      -------      -------

Earnings before income taxes                           578          584          321          220          368
Federal income taxes                                   192          199           97           77          122
                                                   -------      -------      -------      -------      -------

Net earnings                                       $   386      $   385      $   224      $   143      $   246
                                                   =======      =======      =======      =======      =======

Earnings per share
  Basic                                               $.84         $.81          N/A          N/A          N/A
                                                   =======      =======      =======      =======      =======

  Diluted                                             $.80         $.81          N/A          N/A          N/A
                                                   =======      =======      =======      =======      =======

----------------------

(1)      Includes securities designated as available for sale.

(2)      Consisted solely of retained earnings at September 30, 1994 and 1995.

                              SELECTED CONSOLIDATED
                FINANCIAL INFORMATION AND OTHER DATA (CONTINUED)

================================================================================

SELECTED FINANCIAL RATIOS:                                       AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                      1998         1997         1996         1995         1994
Performance ratios:
Return on average assets                              1.03%        1.01%        0.62%        0.44%        0.79%
Return on average equity                              7.14         5.15         4.36         4.51         8.24
Interest rate spread                                  3.07         2.90         3.06         2.62         3.19
Net interest margin                                   3.76         3.77         3.67         2.95         3.44
General, administrative and
  other expense to average assets                     2.51         2.33         2.80         2.42         2.31
Average equity to average assets                     14.38        19.67        14.21         9.68         9.56
Asset quality ratios:
Nonperforming assets to total assets                    --         0.70         0.71         0.13         0.24
Nonperforming loans to total loans                      --         0.87         0.90         0.15         0.27
Allowance for loan losses to total
  loans                                               0.59         0.60         0.65         0.65         0.70
Allowance for loan losses to
  nonperforming loans                                   --        69.78        71.65       422.22       254.67
Net charge-offs to average loans                      0.03           --         0.01           --           --
Average interest-earning assets to
  average interest-bearing liabilities              116.10       121.39       113.83       107.52       106.54

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL
 -------------------------------------------------------------------------------

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

Without limiting the generality of the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

     1. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Financial Condition," "Comparison of Results of Operation for the Years Ended September 30, 1998 and 1997" and "Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996;"

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

     5. Management's determination of the effect of the year 2000 on LFC's information technology systems as set forth under "Year 2000 Compliance Issues;" and

     6. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements".

                  DISCUSSION OF CHANGES IN FINANCIAL CONDITION
                  FROM SEPTEMBER 30, 1997 TO SEPTEMBER 30, 1998
--------------------------------------------------------------------------------
The Company's consolidated total assets amounted to $38.1 million at September 30, 1998, a decrease of $66,000, or .2%, from the $38.2 million in total assets at September 30, 1997. The decrease in assets was due primarily to a decline of $2.7 million in shareholders' equity following the $2.5 million, or $5.00 per share, special distribution to shareholders paid in November 1997, which was partially offset by a $1.3 million increase in deposits and a $1.5 million increase in FHLB advances.

Cash and cash equivalents and investment securities totaled $1.9 million at September 30, 1998, a decrease of $2.4 million, or 56.0%, from September 30, 1997 levels. During the fiscal year ended September 30, 1998, $500,000 of investment securities matured and corporate equity securities totaling $196,000 were sold, resulting in a gain of $71,000 during fiscal 1998. LFC purchased $248,000 of corporate equity securities during fiscal 1998.

Mortgage-backed securities totaled $2.7 million at September 30, 1998, a decrease of $883,000 from September 30, 1997, levels, due primarily to principal repayments. The Company's mortgage-backed securities portfolio consists of adjustable-rate mortgage-backed securities bearing interest at rates ranging from 6.00% to 6.65% at September 30, 1998. Proceeds from maturity of investment securities and principal repayments on mortgage-backed securities, as well as excess liquidity, were redeployed to fund growth in the loan portfolio.

Loans receivable totaled $32.6 million at September 30, 1998, an increase of $3.1 million, or 10.6%, over the $29.5 million total at September 30, 1997. During fiscal 1998, loan disbursements amounted to $12.6 million, which were partially offset by principal repayments of $9.6 million. Loan origination volume during fiscal 1998 exceeded that of fiscal 1997 by $4.8 million, or 62.0%. Growth in the loan portfolio during fiscal 1998 consisted primarily of nonresidential and commercial loans, generally secured by real estate and agricultural equipment, which increased by $3.3 million.

Citizens' allowance for loan losses totaled $201,000 and $187,000 at September 30, 1998 and 1997, which represented .59% and .60% of total loans, respectively. Citizens had no nonperforming loans at September 30, 1998. Nonperforming loans amounted to $268,000 at September 30, 1997, representing .7% of total assets. Although management believes that its allowance for loan losses at September 30, 1998, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Deposits totaled $31.3 million at September 30, 1998, an increase of $1.3 million, or 4.5%, over the $30.0 million total at September 30, 1997. The increase in deposits consisted of a $2.4 million, or 25.5%, increase in transaction accounts, which was partially offset by a $1.1 million, or 5.1%, decrease in certificates of deposit. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies.

Shareholders' equity totaled $4.9 million at September 30, 1998, a $2.7 million, or 36.0%, decrease from 1997 levels. The decrease resulted primarily from the $2.5 million, or $5.00 per share, special distribution to shareholders paid in November, 1997, coupled with purchases of treasury shares totaling $521,000 and cash dividends of $123,000, which were partially offset by net earnings of $386,000.

                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

GENERAL. Net earnings for the fiscal year ended September 30, 1998, amounted to $386,000, an increase of $1,000, or .3%, over the $385,000 in net earnings recorded in fiscal 1997. The increase in net earnings resulted primarily from a $35,000 increase in net interest income, a $36,000 increase in other income, and a $7,000 decrease in the provision for federal income taxes, which were partially offset by a $22,000 increase in the provision for losses on loans and a $55,000 increase in general administrative and other expense.

NET INTEREST INCOME. Net interest income totaled $1.4 million for the fiscal year ended September 30, 1998, an increase of $35,000, or 2.6%, over the total recorded in fiscal 1997. Interest income on loans during fiscal 1998 increased by $221,000, or 9.3%, over fiscal 1997 levels, resulting from the combination of a $2.6 million increase in the weighted-average balance of loans outstanding and an increase of 2 basis points (100 basis points equals one percent) in the average yield, to 8.34%. Interest income on mortgage-backed securities decreased by $32,000, or 13.8%, due primarily to a $672,000, or 17.8%, decrease in the weighted-average balance of mortgage-backed securities outstanding, which was partially offset by an increase in the weighted-average yield year to year, from 6.13% in fiscal 1997 to 6.43% in fiscal 1998. Interest income on investment securities and interest-bearing deposits decreased by $65,000, or 29.7%, for the fiscal year ended September 30, 1998, compared to fiscal 1997, as the weighted-average balance decreased by $1.4 million year to year, due to maturities and sales, while the related yield increased by 62 basis points, to 6.46% in fiscal 1998.

Interest expense on deposits increased by $70,000, or 4.9%, during fiscal 1998, compared to fiscal 1997, due primarily to a $1.5 million increase in the weighted-average balance of deposits outstanding year to year, which was partially offset by a decline of 2 basis points in the weighted-average cost of deposits, from 4.88% in fiscal 1997 to 4.86% in fiscal 1998.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $35,000, or 2.6%, during fiscal 1998, as compared to fiscal 1997. The interest rate spread increased by 17 basis points, to 3.07% for fiscal 1998, as compared to 2.90% for fiscal 1997, while the net interest margin amounted to 3.76% and 3.77% for the fiscal years ended September 30, 1998 and 1997, respectively.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management elected to record a $22,000 provision for losses on loans during the fiscal year ended September 30, 1998. The provision was predicated on the growth in the loan portfolio comprised primarily of loans secured by nonresidential property. There can be no assurance that the allowance will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income totaled $143,000 for the fiscal year ended September 30, 1998, an increase of $36,000, or 33.6%, over the $107,000 recorded in fiscal 1997. The increase resulted primarily from an increase of $31,000, or 77.5%, in gain on sale of investment securities designated as available for sale.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $55,000, or 6.2%, to a total of $942,000 for the fiscal year ended September 30, 1998, as compared to fiscal 1997. The increase was due primarily to a $61,000, or 13.7%, increase in employee compensation and benefits and a $7,000, or 13.5%, increase in occupancy and equipment, which were partially offset by a $13,000, or 40.6%, decrease in federal deposit insurance premiums. The increase in employee compensation and benefits resulted primarily from costs associated with the stock benefit plans of LFC, an increase in staffing levels and normal merit increases.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $192,000 for the fiscal year ended September 30, 1998, a decrease of $7,000, or 3.5%, from the $199,000 provision recorded in fiscal 1997. The decrease resulted primarily from a decrease of $6,000, or 1.0%, in pretax earnings year to year coupled with an increase in nontaxable dividend income. LFC's effective tax rates were 33.2% and 34.1% for the fiscal years ended September 30, 1998 and 1997, respectively.


                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996
--------------------------------------------------------------------------------

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

PROVISION FOR LOSSES ON LOANS. The amount of the provision for losses on loans is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate during the fiscal year ended September 30, 1997, and therefore a provision for loan losses was not deemed necessary.

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

                                                    YEAR ENDED SEPTEMBER 30,
                                                              1998
                                    --------------------------------------------------------
                                         WEIGHTED            AVERAGE     INTEREST    AVERAGE
                                     AVERAGE YIELD AT    OUTSTANDING      EARNED/     YIELD/
                                    SEPTEMBER 30, 1998       BALANCE        PAID        RATE
                                                      (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions                    4.46%            $ 2,245       $  149         6.64%
Investment securities                       4.95                 138            5         3.62
Mortgage-backed securities                  6.49               3,110          200         6.43
Loans receivable(1)                         8.08              31,198        2,602         8.34
                                                             -------       ------         ----
     Total interest-earning assets                            36,691        2,956         8.06

Non-interest-earning assets                                      891
                                                             -------

     Total assets                                            $37,582
                                                             =======

Interest-bearing liabilities:
NOW accounts                                2.27             $ 3,859           76         1.97
Money market accounts                       4.68                 932           41         4.40
Passbook savings accounts                   3.00               5,919          180         3.04
Certificates of deposit                     5.84              20,067        1,199         5.98
                                                             -------       ------         ----
     Total deposits                                           30,777        1,496         4.86
FHLB advances and other borrowings                               825           61         7.39
                                                             -------       ------         ----
     Total interest-bearing liabilities                       31,602        1,557         4.99


Non-interest-bearing liabilities                                 574
                                                             -------

     Total liabilities                                        32,176

Shareholders' equity                                           5,406
                                                             -------

     Total liabilities and
       shareholders' equity                                  $37,582
                                                             =======

Net interest income                                                        $1,399
                                                                           ======
Interest rate spread                                                                      3.07%
                                                                                        ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                                3.76%
                                                                                        ======
Average interest-earning assets to
  average interest-bearing liabilities                                                  116.10%
                                                                                        ======




                                                                   YEAR ENDED SEPTEMBER 30,
                                                        1997                                  1996
                                          ---------------------------------     --------------------------------
                                              AVERAGE   INTEREST    AVERAGE        AVERAGE   INTEREST    AVERAGE
                                          OUTSTANDING    EARNED/     YIELD/    OUTSTANDING    EARNED/     YIELD/
                                              BALANCE       PAID       RATE        BALANCE       PAID       RATE
                                                                    (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions                      $ 2,562    $   161        6.28%     $  3,278     $  202       6.16%
Investment securities                           1,188         58        4.88           962         53       5.51
Mortgage-backed securities                      3,782        232        6.13         2,620        137       5.23
Loans receivable(1)                            28,618      2,381        8.32        27,567      2,377       8.62
                                              -------     ------      ------      --------     ------     ------
     Total interest-earning assets             36,150      2,832        7.83        34,427      2,769       8.04

Non-interest-earning assets                     1,870                                1,732
                                              -------                              -------

     Total assets                             $38,020                              $36,159
                                              =======                              =======

Interest-bearing liabilities:
NOW accounts                                 $  3,450         65        1.88      $  3,045         61       2.00
Money market accounts                             233          6        2.58           333          9       2.70
Passbook savings accounts                       5,843        177        3.03         6,297        188       2.99
Certificates of deposit                        19,724      1,178        5.97        20,268      1,219       6.01
                                              -------     ------      ------      --------     ------     ------
     Total deposits                            29,250      1,426        4.88        29,943      1,477       4.93
FHLB advances and other borrowings                531         42        7.91           300         28       9.25
                                              -------     ------      ------      --------     ------     ------
     Total interest-bearing liabilities        29,781      1,468        4.93        30,243      1,505       4.98
                                                          ------      ------                   ------     ------

Non-interest-bearing liabilities                  761                                  778
                                             --------                             --------

     Total liabilities                         30,542                               31,021

Shareholders' equity                            7,478                                5,138
                                              -------                              -------

     Total liabilities and
       shareholders' equity                   $38,020                              $36,159
                                              =======                               ======

Net interest income                                       $1,364                               $1,264
                                                          ======                               ======
Interest rate spread                                                    2.90%                               3.06%
                                                                      ======                              ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                              3.77%                               3.67%
                                                                      ======                              ======
Average interest-earning assets to
  average interest-bearing liabilities                                121.39%                             113.83%
                                                                      ======                              ======

-----------------------------------

(1) Net of deferred loan fees, loan discounts, the allowance for loan losses and loans in process. Loan fees included in interest income totaled $124,000, $81,000 and $112,000 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

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


                                                                     YEAR ENDED SEPTEMBER 30,
                                                        1998 VS. 1997                            1997 VS. 1996
                                               ---------------------------------      ---------------------------------
                                                     INCREASE                               INCREASE
                                               (DECREASE) DUE TO           TOTAL       (DECREASE) DUE TO          TOTAL
                                               -----------------        INCREASE       -----------------      INCREASE
                                               VOLUME       RATE      (DECREASE)       VOLUME       RATE     (DECREASE)
Interest income attributable to:
  Interest-bearing deposits                     $ (21)    $    9           $ (12)       $ (45)    $    4           $(41)
  Investment securities                           (41)       (12)            (53)          11         (6)             5
  Mortgage-backed securities                      (42)        10             (32)          71         24             95
  Loans receivable                                215          6             221           88        (84)             4
                                                -----     ------           -----        -----     ------           ----
     Total interest income                        111         13             124          125        (62)            63

Interest expense attributable to:
  NOW accounts                                      8          3              11            8         (4)             4
  Money market accounts                            26          9              35           (3)        -              (3)
  Passbook savings accounts                         2          1               3          (14)         3            (11)
  Certificates of deposit                          19          2              21          (33)        (8)           (41)
                                                -----     ------           -----        -----     ------           ----
     Total deposits                                55         15              70          (42)        (9)           (51)

  Advances from FHLB                               22         (3)             19           18         (4)            14
                                                -----     ------           -----        -----     ------           ----

     Total interest expense                        77         12              89          (24)       (13)           (37)
                                                -----     ------           -----        -----     ------           ----

Increase in net interest income                                            $  35                                   $100
                                                                           =====                                   ====


                         ASSET AND LIABILITY MANAGEMENT
-------------------------------------------------------------------------------

Citizens' interest rate spread is the principal determinant of Citizens' income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Board of Directors attempt to manage Citizens' exposure to interest rate risk in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

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

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis point equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital.

At September 30, 1998, 2% of the present value of Citizens' assets was approximately $780,000. Because the interest rate risk of a 200 basis point decrease in market interest rates (which was greater than the interest rate risk of a 200 basis point increase) was $217,000 at September 30, 1998, Citizens would not have been required to deduct any amount from its capital in determining whether Citizens met its risk-based capital requirement if the regulation had been in effect for Citizens at such date.

The following table presents, as of September 30, 1998 and 1997, an analysis of the interest rate risk of Citizens as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. The table also contains the policy limits set by the Board of Directors of Citizens as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of Citizens.


                                                            AT SEPTEMBER 30, 1998         AT SEPTEMBER 30, 1997
CHANGE IN INTEREST RATE          BOARD LIMIT              $ CHANGE        % CHANGE       $ CHANGE       % CHANGE
      (BASIS POINTS)                % CHANGE                IN NPV          IN NPV         IN NPV         IN NPV
                                                                          (Dollars in thousands)

        +400                          (80)%                   $937          21%            $ 31            --%
        +300                          (60)                     818          18              213             3
        +200                          (40)                     583          13              277             4
        +100                          (20)                     265           6              197             3
        0                              --                       --          --               --            --
        -100                          (20)                   (160)          (4)            (236)           (4)
        -200                          (40)                   (217)          (5)            (357)           (5)
        -300                          (60)                   (225)          (5)            (374)           (6)
        -400                          (80)                   (210)          (5)            (322)           (5)

As illustrated by the table, the NPV of Citizens is more sensitive to rising than declining interest rates. Such sensitivity occurs principally as a result of the maintenance by Citizens of a loan portfolio consisting primarily of adjustable-rate residential real estate loans ("ARMs"). Both the amount of interest Citizens would receive on its loans and the interest Citizens would pay on its deposits would either increase or decrease depending on the direction of a change in the market interest rate. The differences in sensitivity between rising and falling rates are generally attributable to the annual repricing of ARMs compared to the shorter period to repricing of deposits. Assumptions used in calculating the amounts in the foregoing table are OTS assumptions.

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


                         LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The liquidity of Citizens, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1998, 1997 and 1996.


                                                               FOR THE YEAR ENDED SEPTEMBER 30,
                                                         1998                  1997             1996
                                                                          (In thousands)

Net earnings                                          $   386               $   385          $   224
Adjustments to reconcile net earnings
  to net cash from operating activities                  (296)                 (110)             216
                                                      -------               -------          -------

Net cash from operating activities                         90                   275              440

Net cash from investing activities                     (1,648)                 (295)          (2,697)

Net cash from financing activities                       (328)                1,041            2,056
                                                      -------               -------           ------

Net change in cash and cash equivalents                (1,886)                1,021             (201)

Cash and cash equivalents at beginning of year          3,664                 2,643            2,844
                                                      -------               -------           ------

Cash and cash equivalents at end of year               $1,778                $3,664           $2,643
                                                      =======               =======           ======

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

OTS regulations presently require Citizens to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.
S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 4% of the sum of Citizens' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Citizens may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1998, Citizens liquid assets totaled approximately $2.0 million, which exceeded the OTS minimum requirements by $325,000. At such date, Citizens had commitments to originate loans and loans in process totaling $895,000 and $745,000, respectively, and no commitments to purchase or sell loans. Citizens considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

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

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Citizens includes a general loan loss allowance of $201,000 at September 30, 1998.

The following table sets forth the amount and percentage level of regulatory capital of Citizens at September 30, 1998, and the amount by which it exceeds the minimum requirements:


                                                               AT SEPTEMBER 30, 1998
                                                       AMOUNT           PERCENT OF ASSETS
                                                             (Dollars in thousands)

Capital under GAAP before adjustments                 $4,273                        11.3%
                                                      ======                        ====

Tangible capital:
  Capital level                                       $4,273                        11.3%
  Requirement                                            568                         1.5
                                                      ------                        ----

  Excess                                              $3,705                         9.8%
                                                      ======                        ====

Core capital:
  Capital level                                       $4,273                        11.3%
  Requirement                                          1,135                         3.0
                                                      ------                        ----

  Excess                                              $3,138                         8.3%
                                                      ======                        ====

Risk-based capital:
  Capital level                                       $4,474                        19.8%
  Requirement                                          1,811                         8.0%
                                                      ------                        ----

  Excess                                              $2,663                        11.8%
                                                      ======                        ====

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on LFC's consolidated financial position or results of operations.

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

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on LFC's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on LFC's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No.
133 is not expected to have a material impact on LFC's financial position or results of operations.


                         CHARTER UNIFICATION LEGISLATION
--------------------------------------------------------------------------------

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

                          YEAR 2000 COMPLIANCE MATTERS
--------------------------------------------------------------------------------

As with most providers of financial services, Citizens' operations are heavily dependent on information technology systems. Citizens is addressing the potential problems associated with the possibility that the computers that control or operate Citizens' information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Citizens is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

Citizens' primary data processing applications are handled by a third-party service bureau, Fiserv. Fiserv has advised Citizens that it has migrated to a fully Year 2000 compliant processing system that will be fully tested by May 1, 1999. Management has also reviewed Citizens' ancillary equipment and is in the process of providing the appropriate remedial measures, including requesting service providers to assure Citizens that their systems and products are fully year 2000 compliant. Citizens is in the process of upgrading its existing teller operating system with a capital expense budget of $65,000. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that Citizens is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Citizens' current systems, programs and equipment year 2000 compliant, LFC's net earnings and financial condition could be adversely affected.

Citizens has developed a contingency plan in case mission-critical systems are not successfully renovated in a timely manner or if they actually fail at Year 2000 critical dates. The contingency plan states that Citizens deems the likelihood of failure of the service provider's efforts to implement Year 2000 changes to the on-line core account processing system to be remote; however, a more likely scenario is that the service provider's system will be down for several days or weeks upon arrival of Year 2000. The plan, therefore, primarily addresses action to deal with the latter possibility rather than with a catastrophic event, including Citizens' ability to process transactions manually over a short-term period, if necessary, upon arrival of the year 2000. Citizens does not consider contingency planning to be a static process; therefore, the plan will be amended to address a catastrophic event if testing results indicate greater concern.

In addition to possible expense related to its own systems, Citizens could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in Citizens' primary market area. Because Citizens' loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Citizens' primary market area is not significantly dependent upon one employer or industry, Citizens does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Year 2000, and higher funding costs could result if consumers react to publicity about the issue by withdrawing deposits. Citizens is assessing such risks among its customers. LFC could also be materially adversely affected if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities and other service providers fail to prepare properly. Citizens is therefore attempting to assess these risks and take action to minimize their effect.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
London Financial Corporation

We have audited the accompanying consolidated statements of financial condition of London Financial Corporation as of September 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended September 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of London Financial Corporation as of September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.






Cincinnati, Ohio
November 6, 1998

                          LONDON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                             1998                1997

Cash and due from banks                                                  $   507             $   322
Interest-bearing deposits in other financial institutions                  1,271               3,342
                                                                         -------             -------
         Cash and cash equivalents                                         1,778               3,664

Investment securities designated as available
  for sale - at market                                                       121                 155
Investment securities - at cost, approximate
  market value of $502 as of September 30, 1997                               --                 500
Mortgage-backed securities - at amortized
  cost, approximate market value of $2,733 and
  $3,613 as of September 30, 1998 and 1997                                 2,703               3,586
Loans receivable - net                                                    32,588              29,465
Office premises and equipment - at depreciated cost                          374                 360
Stock in Federal Home Loan Bank - at cost                                    288                 280
Accrued interest receivable                                                  216                 169
Prepaid expenses and other assets                                             60                  31
Prepaid federal income taxes                                                  16                  --
                                                                         -------             -------

         Total assets                                                    $38,144             $38,210
                                                                         =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                 $31,300             $29,951
Advances from the Federal Home Loan Bank                                   1,800                 300
Other liabilities                                                            155                 162
Accrued federal income taxes                                                  --                 141
Deferred federal income taxes                                                 26                  52
                                                                         -------             -------
         Total liabilities                                                33,281              30,606

Commitments                                                                   --                  --

Shareholders' equity
  Common stock - authorized 5,000,000 shares without par
    value; 529,000 shares issued                                              --                  --
  Additional paid-in capital                                               2,391               4,910
  Retained earnings - substantially restricted                             3,946               3,683
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                     (26)                 31
  Shares acquired by Employee Stock Ownership Plan                          (381)               (423)
  Shares acquired by Management Recognition Plan                            (264)               (315)
  Less 49,550 and 18,840 treasury shares - at cost                          (803)               (282)
                                                                         -------             -------
         Total shareholders' equity                                        4,863               7,604
                                                                         -------             -------

         Total liabilities and shareholders' equity                      $38,144             $38,210
                                                                         =======             =======



The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)


                                                                 1998            1997         1996
Interest income
  Loans                                                        $2,602          $2,381       $2,377
  Mortgage-backed securities                                      200             232          137
  Investment securities                                             5              58           53
  Interest-bearing deposits and other                             149             161          202
                                                               ------          ------       ------
         Total interest income                                  2,956           2,832        2,769

Interest expense
  Deposits                                                      1,496           1,426        1,477
  Borrowings                                                       61              42           28
                                                               ------          ------       ------
         Total interest expense                                 1,557           1,468        1,505
                                                               ------          ------       ------

         Net interest income before provision
           for losses on loans                                  1,399           1,364        1,264

Provision for losses on loans                                      22              --           --
                                                               ------          ------       ------

         Net interest income after provision for
           losses on loans                                      1,377           1,364        1,264

Other income
  Gain on investment securities transactions                       71              40           --
  Other operating                                                  72              67           71
                                                               ------          ------       ------
         Total other income                                       143             107           71


General, administrative and other expense
  Employee compensation and benefits                              506             445          425
  Occupancy and equipment                                          59              52           55
  Franchise taxes                                                  87              88           45
  Federal deposit insurance premiums                               19              32          262
  Data processing                                                  58              56           57
  Other operating                                                 213             214          170
                                                               ------          ------       ------
         Total general, administrative and other expense          942             887        1,014
                                                               ------          ------       ------

         Earnings before income taxes                             578             584          321

Federal income taxes
  Current                                                         190              83          143
  Deferred                                                          2             116          (46)
                                                               ------          ------       ------
         Total federal income taxes                               192             199           97
                                                               ------          ------       ------

         NET EARNINGS                                          $  386          $  385       $  224
                                                               ======          ======       ======

         EARNINGS PER SHARE
           Basic                                               $  .84          $  .81          N/A
                                                               ======          ======       ======

           Diluted                                             $  .80          $  .81          N/A
                                                               ======          ======       ======



The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended September 30, 1998, 1997 and 1996
                       (In thousands, except share data)

                                                                                                 SHARES
                                                                                            ACQUIRED BY
                                                                            ADDITIONAL            STOCK
                                                                COMMON         PAID-IN          BENEFIT
                                                                 STOCK         CAPITAL            PLANS

Balance at October 1, 1995                                        $ --          $   --            $  --

Reorganization to common stock form and issuance
  of shares in connection therewith - net                           --           4,910             (423)
Net earnings for the year ended September 30, 1996                  --              --               --
Dividends of $.06 per share                                         --              --               --
Unrealized gains on securities designated as available
  for sale, net of related tax effects                              --              --               --
                                                                  ----          ------            -----

Balance at September 30, 1996                                       --           4,910             (423)

Net earnings for the year ended September 30, 1997                  --              --               --
Dividends of $.24 per share                                         --              --               --
Purchase of treasury shares at cost                                 --              --               --
Purchase of shares for Management Recognition Plan                  --              --             (315)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                              --              --               --
                                                                  ----          ------            -----

Balance at September 30, 1997                                       --           4,910             (738)

Net earnings for the year ended September 30, 1998                  --              --               --
Cash distributions of $5.24 per share                               --          (2,533)              --
Amortization of stock benefit plan expense                          --              14               93
Purchase of treasury shares at cost                                 --              --               --
Unrealized losses on securities designated as available
  for sale, net of related tax effects                              --              --               --
                                                                  ----          ------            -----

Balance at September 30, 1998                                     $ --          $2,391            $(645)
                                                                  ====          ======            =====


                                                                   UNREALIZED
                                                                        GAINS
                                                                  (LOSSES) ON
                                                                   SECURITIES
                                                                   DESIGNATED
                                                                 AS AVAILABLE       RETAINED        TREASURY
                                                                     FOR SALE       EARNINGS           STOCK         TOTAL

Balance at October 1, 1995                                               $ --         $3,224           $  --       $ 3,224

Reorganization to common stock form and issuance
  of shares in connection therewith - net                                  --             --              --         4,487
Net earnings for the year ended September 30, 1996                         --            224              --           224
Dividends of $.06 per share                                                --            (32)             --           (32)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                      4             --              --             4
                                                                         ----         ------           -----       -------

Balance at September 30, 1996                                               4          3,416              --         7,907

Net earnings for the year ended September 30, 1997                         --            385              --           385
Dividends of $.24 per share                                                --           (118)             --          (118)
Purchase of treasury shares at cost                                        --             --            (282)         (282)
Purchase of shares for Management Recognition Plan                         --             --              --          (315)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                     27             --              --            27
                                                                         ----         ------           -----       -------

Balance at September 30, 1997                                              31          3,683            (282)        7,604

Net earnings for the year ended September 30, 1998                         --            386              --           386
Cash distributions of $5.24 per share                                      --           (123)             --        (2,656)
Amortization of stock benefit plan expense                                 --             --              --           107
Purchase of treasury shares at cost                                        --             --            (521)         (521)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                                    (57)            --              --           (57)
                                                                         ----         ------           -----       -------

Balance at September 30, 1998                                            $(26)        $3,946           $(803)      $ 4,863
                                                                         ====         ======           =====       =======






The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)


                                                                         1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                           $   386         $   385        $   224
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                   6               7              6
    Amortization of deferred loan origination fees                       (124)            (81)          (112)
    Gain on investment securities transactions                            (71)            (40)            -
    Depreciation and amortization                                          22              20             25
    Provision for losses on loans                                          22              --             --
    Federal Home Loan Bank stock dividends                                (20)            (19)           (17)
    Amortization expense of stock benefit plans                           107              --             --
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                         (47)              9            (39)
      Prepaid expenses and other assets                                   (45)            (10)            13
      Other liabilities                                                    (7)           (117)           245
      Federal income taxes
        Current                                                          (141)              5            141
        Deferred                                                            2             116            (46)
                                                                      -------          ------         ------
         Net cash provided by operating activities                         90             275            440

Cash flows provided by (used in) investing activities:
  Purchase of mortgage-backed securities                                   --              --         (2,295)
  Principal repayments on mortgage-backed securities                      878             439            266
  Purchase of investment securities designated as available
    for sale                                                             (248)             --           (214)
  Purchase of investment securities designated as
    held to maturity                                                       --              --         (1,500)
  Proceeds from sale of investment securities designated
    as available for sale                                                 265             145             --
  Proceeds from maturity of investment securities                         502           1,500             --
  Loan principal repayments                                             9,600           5,438          8,227
  Loan disbursements                                                  (12,621)         (7,791)        (7,174)
  Purchase of office premises and equipment                               (36)            (26)            (7)
  Federal Home Loan Bank stock redemption                                  12              --             --
                                                                      -------          ------         ------
         Net cash used in investing activities                         (1,648)           (295)        (2,697)
                                                                      -------          ------         ------

         Net cash used in operating and investing
           activities (balance carried forward)                        (1,558)            (20)        (2,257)
                                                                      -------          ------         ------

                          LONDON FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)


                                                                    1998         1997         1996

         Net cash used in operating and investing
           activities (balance brought forward)                  $(1,558)     $   (20)     $(2,257)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                              1,349        1,756       (2,399)
  Proceeds from Federal Home Loan Bank advances                    1,500          500           --
  Repayment of Federal Home Loan Bank advances                        --         (500)          --
  Proceeds from other borrowings                                   1,400           --           --
  Repayment of other borrowings                                   (1,400)          --           --
  Net proceeds from issuance of common shares                         --           --        4,487
  Purchase of shares for Management Recognition Plan                  --         (315)          --
  Distributions paid on common shares                             (2,656)        (118)         (32)
  Purchase of treasury shares                                       (521)        (282)          --
                                                                 -------      -------      -------
         Net cash provided by (used in) financing activities        (328)       1,041        2,056
                                                                 -------      -------      -------

Net increase (decrease) in cash and cash equivalents              (1,886)       1,021         (201)

Cash and cash equivalents at beginning of year                     3,664        2,643        2,844
                                                                 -------      -------      -------

Cash and cash equivalents at end of year                         $ 1,778      $ 3,664      $ 2,643
                                                                 =======      =======      =======


Supplemental disclosure of cash flow information
  Cash paid during the year for:
    Federal income taxes                                         $   226      $    85      $    55
                                                                 =======      =======      =======

    Interest paid on deposits and borrowings                     $ 1,550      $ 1,463      $ 1,495
                                                                 =======      =======      =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects            $   (57)     $    27      $     4
                                                                 =======      =======      =======





The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1998, 1997 and 1996


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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Company. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1998, the Corporation's shareholders' equity reflected a net unrealized loss on securities designated as available for sale of $26,000, while at September 30, 1997, shareholders' equity reflected a net unrealized gain of $31,000.

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

                        September 30, 1998, 1997 and 1996


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

    The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

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

    At September 30, 1998 and 1997, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


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

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Company has a defined contribution simplified employee plan ("SEP") covering substantially all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to the SEP at the discretion of the Board of Directors. No contributions were made to the plan during the fiscal year ended September 30, 1998. The Company's provision for expense under the SEP totaled $9,000 and $32,000 for the years ended September 30, 1997 and 1996, respectively.

    In conjunction with its reorganization to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $42,000 for each of the years ended September 30, 1998 and 1997, and $21,000 for the year ended September 30, 1996.

    The Corporation also has a Management Retention Plan ("MRP"). Subsequent to the offering the MRP purchased 21,160 shares of the Corporation's common stock in the open market. During fiscal 1996, 17,640 shares available under the MRP were granted to executive officers and members of the Board of Directors of the Corporation effective upon ratification of the MRP by the Corporation's shareholders. Common stock granted under the MRP vests ratably over a five year period, commencing in January 1997. A provision of $52,000 and $35,000 related to the MRP was charged to expense for the years ended September 30, 1998 and 1997, respectively.

    10.  Earnings Per Share and Dividends Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 37,309 and 42,320 unallocated ESOP shares, totaled 463,016 and 476,337 for the years ended September 30, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 481,498 and 476,337 for the years ended September 30, 1998 and 1997, respectively.

    Effective during the fiscal year ended September 30, 1998, the Company began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." Accordingly, the fiscal 1997 earnings per share presentation has been revised to conform to SFAS No. 128.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share and Dividends Per Share (continued)

    The provisions of SFAS No. 128 are not applicable for the fiscal year ended September 30, 1996, as the Corporation completed its conversion to the stock form of ownership in March 1996.

    During fiscal 1997, the Corporation received a Private Letter Ruling from the Internal Revenue Service which stated that the Corporation's distributions on common shares are deemed a tax-free return of capital to the extent that such capital distributions exceed the Corporation's accumulated earnings and profits. The Corporation paid $.24 in dividends during the year ended September 30, 1997, and declared an additional $5.00 cash distribution on October 10, 1997, payable on November 6, 1997. Of these amounts, $5.00 of the $5.24 in distributions were considered a tax-free return of capital.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1998 and 1997:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1998 and 1997 was not material.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                             1998                    1997
                                    CARRYING        FAIR    CARRYING        FAIR
                                       VALUE       VALUE       VALUE       VALUE
                                                  (In thousands)
Financial assets
  Cash and cash equivalents          $ 1,778     $ 1,778     $ 3,664     $ 3,664
  Investment securities                  121         121         655         657
  Mortgage-backed securities           2,703       2,733       3,586       3,613
  Loans receivable                    32,588      34,747      29,465      30,666
  Federal Home Loan Bank stock           288         288         280         280
                                     -------     -------     -------     -------

                                     $37,478     $39,667     $37,650     $38,880
                                     =======     =======     =======     =======

Financial liabilities
  Deposits                           $31,300     $31,591     $29,951     $30,150
  Advances from the Federal Home
    Loan Bank                          1,800       1,803         300         302
                                     -------     -------     -------     -------

                                     $33,100     $33,394     $30,251     $30,452
                                     =======     =======     =======     =======

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1998 and 1997, are as follows:

                                                           1998
                                                      GROSS          GROSS  ESTIMATED
                                   AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                        COST          GAINS         LOSSES      VALUE
                                                      (In thousands)
    AVAILABLE FOR SALE:
      Corporate equity securities        $160          $  -           $39        $121
                                         ====          ====           ===        ====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                      1997
                                                               GROSS         GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED    UNREALIZED           FAIR
                                                   COST        GAINS        LOSSES          VALUE
                                                                 (In thousands)
HELD TO MATURITY:
  U.S. Government and agency obligations          $500           $ 2          $ --           $502

AVAILABLE FOR SALE:
  Corporate equity securities                      109            46            --            155
                                                  ----           ---           ---           ----

     Total investment securities                  $609           $48          $ --           $657
                                                  ====           ===          ====           ====

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1998 and 1997, are shown below:


                                                                         1998
                                                                  GROSS         GROSS      ESTIMATED
                                                 AMORTIZED   UNREALIZED    UNREALIZED           FAIR
                                                      COST        GAINS        LOSSES          VALUE
                                                                    (In thousands)
HELD TO MATURITY:
  Federal Home Loan Mortgage Corporation
    participation certificates                      $1,262          $13          $-          $1,275
  Government National Mortgage Association
    participation certificates                         877           18           -             895
  Federal National Mortgage
    Association participation certificates             564            4           5             563
                                                    ------          ---          --          ------

     Total mortgage-backed securities               $2,703          $35          $5          $2,733
                                                    ======          ===          ==          ======


                                                                             1997
                                                                      GROSS        GROSS       ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED            FAIR
                                                          COST        GAINS       LOSSES           VALUE
                                                                        (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        participation certificates                      $1,749          $19          $14          $1,754
      Government National Mortgage Association
        participation certificates                       1,197           35           --           1,232
      Federal National Mortgage
        Association participation certificates             640           --           13             627
                                                        ------          ---          ---          ------

         Total mortgage-backed securities               $3,586          $54          $27          $3,613
                                                        ======          ===          ===          ======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    At September 30, 1998 and 1997, all mortgage-backed securities maintained by London Financial Corporation are contractually due on a ratable basis over twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                      1998             1997
                                                          (In thousands)
Residential real estate
  One- to four-family                              $22,648          $23,489
  Multi-family                                         665              671
  Construction                                       1,224            1,360
Nonresidential real estate                           5,174            4,529
Commercial                                           3,473              166
Consumer and other loans                               749              737
                                                   -------          -------
                                                    33,933           30,952
Less:
  Undisbursed portion of loans in process              745              885
  Deferred loan origination fees                       399              415
  Allowance for losses on loans                        201              187
                                                   -------          -------
                                                   $32,588          $29,465
                                                   =======          =======

    The Company's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $23.8 million, or 73%, of the total loan portfolio at September 30, 1998, and approximately $24.6 million, or 84%, of the total loan portfolio at September 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

    In the ordinary course of business, the Company has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $193,000 and $388,000 at September 30, 1998 and 1997, respectively.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:


                                        1998           1997           1996
                                                  (In thousands)

Beginning balance                      $ 187           $187          $ 190
Provision for losses on loans             22             --             --
Loan charge-offs                          (8)            --             (3)
                                       -----           ----          -----

Ending balance                         $ 201           $187          $ 187
                                       =====           ====          =====

    As of September 30, 1998, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    The Company had no nonperforming and nonaccrual loans at September 30, 1998. Nonperforming and nonaccrual loans at September 30, 1997 and 1996, totaled $268,000 and $261,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $20,000 and $15,000 for the years ended September 30, 1997 and 1996, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                             1998          1997
                                                (In thousands)

Land and improvements                        $ 85          $ 85
Building                                      471           471
Furniture and equipment                       248           212
                                             ----          ----
                                              804           768
  Less accumulated depreciation and
    amortization                              430           408
                                             ----          ----

                                             $374          $360
                                             ====          ====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:


    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                             1998                           1997
                                           AMOUNT               %           AMOUNT              %
                                                              (Dollars in thousands)
NOW accounts
  1998 - 2.27%                            $ 3,905             12.5
  1997 - 2.27%                                                             $ 3,370             11.2
Passbook
  1998 - 3.00%                              5,951             19.0
  1997 - 3.00%                                                               5,834             19.5
Money market investment accounts
  1998 - 4.68%                              1,976              6.3
  1997 - 2.71%                                                                 226               .8
                                          -------            -----         -------            -----
Total demand, transaction and
  passbook deposits                        11,832             37.8           9,430             31.5

Certificates of deposit
  Original maturities of:
    One year or less
      1998 - 5.22%                          5,429             17.4
      1997 - 5.42%                                                           5,640             18.8
    12 months to 36 months
      1998 - 5.89%                          8,085             25.8
      1997 - 6.01%                                                           8,604             28.7
    Greater than 36 months
      1998 - 6.57%                          5,954             19.0
      1997 - 6.50%                                                           6,277             21.0
                                          -------            -----         -------            -----

Total certificates of deposit              19,468             62.2          20,521             68.5
                                          -------            -----         -------            -----

Total deposit accounts                    $31,300            100.0%        $29,951            100.0%
                                          =======            =====         =======            =====

    At September 30, 1998 and 1997, the Company had certificate of deposit accounts with balances greater than $100,000 totaling $807,000 and $1.1 million, respectively.

    Interest expense on deposits for the fiscal year ended September 30 is summarized as follows:

                                            1998            1997            1996
                                                      (In thousands)

Passbook                                  $  180          $  177          $  188
NOW accounts                                  76              65              61
Money market investment accounts              41               6               9
Certificates of deposit                    1,199           1,178           1,219
                                          ------          ------          ------

                                          $1,496          $1,426          $1,477
                                          ======          ======          ======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                        1998             1997
                                            (In thousands)

    Less than one year               $ 9,518          $11,438
    One year to three years            5,068            5,822
    More than three years              4,882            3,261
                                     -------          -------

                                     $19,468          $20,521
                                     =======          =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1998 by a pledge of certain residential mortgage loans totaling $2.7 million and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:


    INTEREST        MATURING IN YEAR
    RATE            ENDING SEPTEMBER 30,                 1998           1997
                                                            (In thousands)

5.64% - 5.69%       1999                               $1,500           $ --
9.25%               2001                                  300            300
                                                       ------           ----

                                                       $1,800           $300
                                                       ======           ====

Weighted-average interest rate                           6.27%          9.25%
                                                       ======           ====


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the fiscal year ended September 30 as follows:

                                                 1998            1997            1996
                                                            (In thousands)

Federal income taxes at statutory rate          $ 197            $199           $ 109
Decrease in taxes resulting from:
  Other                                            (5)             --             (12)
                                                -----            ----           -----
Federal income taxes per consolidated
  financial statements                          $ 192            $199           $  97
                                                =====            ====           =====

Effective tax rate                               33.2%           34.1%           30.2%
                                                =====            ====           =====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:



    Taxes (payable) refundable on temporary               1998            1997
    differences at statutory rate:                            (In thousands)

Deferred tax assets:
  Deferred loan origination fees                         $  50           $  77
  Difference between book and tax depreciation               3               1
  General loan loss allowance                               71              64
  Retirement plans                                          16              --
  Unrealized losses on securities designated as
    available for sale                                      13              --
                                                         -----           -----
     Deferred tax assets                                   153             142

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                   (55)            (50)
  Percentage of earnings bad debt deduction                (53)            (64)
  Accrual vs. cash basis of accounting                     (71)            (65)
  Unrealized gains on securities designated
    as available for sale                                   --             (15)
                                                         -----           -----
     Deferred tax liabilities                             (179)           (194)
                                                         -----           -----

     Net deferred tax liability                          $ (26)          $ (52)
                                                         =====           =====

    The Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1998, include approximately $493,000 for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $115,000 at September 30, 1998. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


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

    At September 30, 1998, the Company had outstanding commitments of approximately $895,000 to originate loans. Additionally, the Company had $687,000 of outstanding loan commitments under commercial lines of credit. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1998, and will be funded from normal cash flow from operations.


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

                        September 30, 1998, 1997 and 1996


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

    As of September 30, 1998 and 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


                                                                 AS OF SEPTEMBER 30, 1998
                                                                                                   TO BE "WELL-
                                                                                                 CAPITALIZED" UNDER
                                                                      FOR CAPITAL                PROMPT CORRECTIVE
                                     ACTUAL                        ADEQUACY PURPOSES             ACTION PROVISIONS
                             ----------------------                -----------------             -----------------
                             AMOUNT           RATIO                AMOUNT      RATIO               AMOUNT    RATIO
                                                             (Dollars in thousands)

Tangible capital            $4,273            11.3%              =>$  568  =>1.5%                =>$1,892  => 5.0%

Core capital                $4,273            11.3%              =>$1,135  =>3.0%                =>$2,270  => 6.0%

Risk-based capital          $4,474            19.8%              =>$1,811  =>8.0%                =>$2,264  =>10.0%


                                                                 AS OF SEPTEMBER 30, 1997
                                                                                                   TO BE "WELL-
                                                                                                 CAPITALIZED" UNDER
                                                                      FOR CAPITAL                PROMPT CORRECTIVE
                                     ACTUAL                        ADEQUACY PURPOSES             ACTION PROVISIONS
                             ----------------------                -----------------             -----------------
                             AMOUNT           RATIO                AMOUNT      RATIO               AMOUNT    RATIO
                                                             (Dollars in thousands)

Tangible capital            $5,824            15.9%                =>$551  =>1.5%                =>$1,838  => 5.0%

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

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE K - STOCK OPTION PLAN

    The Board of Directors adopted a Stock Option Plan during fiscal 1997 that provided for the issuance of 52,900 shares of authorized, but unissued shares of common stock at fair value at the date of grant. The Plan provides for one-fifth of the shares granted to be exercisable on each of the Plan's first five anniversaries commencing in January 1997.

    In fiscal 1997, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported at the pro forma amounts indicated below for the years ended September 30:


                                                                      1998             1997

Net earnings (In thousands)                  As reported           $   386          $   385
                                                                   =======          =======

                                               Pro-forma           $   386          $   377
                                                                   =======          =======

Earnings per share
  Basic                                      As reported           $   .84          $   .81
                                                                   =======          =======

                                               Pro-forma           $   .84          $   .79
                                                                   =======          =======

  Diluted                                    As reported           $   .80          $   .81
                                                                   =======          =======

                                               Pro-forma           $   .80          $   .79
                                                                   =======          =======

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: dividend yield of 7.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE K - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                                                 1998                       1997
                                                                       WEIGHTED-                   WEIGHTED-
                                                                         AVERAGE                    AVERAGE
                                                                        EXERCISE                   EXERCISE
                                                         SHARES            PRICE      SHARES          PRICE

    Outstanding at beginning of year                     52,900           $15.00          --        $   --
    Adjustment for return of capital distribution            --           $(5.00)         --        $   --
    Granted                                                  --           $   --      52,900        $15.00
    Exercised                                                --           $   --          --        $   --
    Forfeited                                                --           $   --          --        $   --
                                                         ------           ------      ------        ------

    Outstanding at end of year                           52,900           $10.00      52,900        $15.00
                                                         ======           ======      ======        ======

    Options exercisable at year-end                      10,580           $10.00          --        $   --
                                                         ======           ======      ======        ======
    Weighted-average fair value of
      options granted during the year                                        N/A                    $ 1.68
                                                                          ======                    ======

    The following information applies to options outstanding at September 30, 1998:

    Number outstanding                                    52,900
    Range of exercise prices                              $10.00
    Weighted-average exercise price                       $10.00
    Weighted-average remaining contractual life        8.3 years


NOTE L - LEGISLATIVE MATTERS

    The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Company ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

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

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE L - LEGISLATIVE MATTERS (continued)

    Under separate legislation related to the recapitalization plan, the Company is required to recapture as taxable income approximately $190,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Company has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years, commencing in fiscal 1998.


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of London Financial Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the periods ended September 30, 1998, 1997 and 1996.

                          LONDON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                              1998            1997

Cash and due from banks                                                   $   138         $   801
Investment securities designated as available for sale - at market            121             155
Investment securities - at cost                                                --             500
Loan receivable from ESOP                                                     339             381
Investment in The Citizens Loan and Savings Company                         4,273           5,824
Accrued interest receivable                                                    16              13
Prepaid expenses and other assets                                              40              13
                                                                          -------         -------

     Total assets                                                         $ 4,927         $ 7,687
                                                                          =======         =======

     LIABILITIES AND SHAREHOLDERS' EQUITY

Other liabilities                                                         $    63         $    83

Shareholders' equity
  Common stock                                                                 --              --
  Additional paid-in capital                                                5,357           7,832
  Retained earnings                                                           600             338
  Shares acquired by Management Recognition Plan                             (264)           (315)
  Treasury shares - at cost                                                  (803)           (282)
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                      (26)             31
                                                                          -------         -------
     Total shareholders' equity                                             4,863           7,604
                                                                          -------         -------

     Total liabilities and shareholders' equity                           $ 4,927         $ 7,687
                                                                          =======         =======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION (continued)

                          LONDON FINANCIAL CORPORATION
                              STATEMENT OF EARNINGS
                           Periods ended September 30,
                                 (In thousands)

                                                    1998          1997         1996
Revenue
  Interest income                                  $  48         $ 108         $ 68
  Equity in earnings of subsidiary                   396           387           60
  Gain on sale of investments                         71            40           --
                                                   -----         -----         ----
     Total revenue                                   515           535          128

Expenses
  Interest expense on borrowings                      20            --           --
  General and administrative expenses                115           151           10
                                                   -----         -----         ----
     Total expenses                                  135           151           10
                                                   -----         -----         ----

     Earnings before income taxes (credits)          380           384          118

Federal income taxes (credits)                        (6)           (1)          15
                                                   -----         -----         ----

     NET EARNINGS                                  $ 386         $ 385         $103
                                                   =====         =====         ====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION (continued)

                          LONDON FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                           Periods ended September 30,
                                 (In thousands)

                                                                                 1998            1997            1996

    Cash provided by (used in) operating activities:
      Net earnings for the period                                             $   386         $   385         $   103
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        (Undistributed earnings of) distributions in excess from
          consolidated subsidiary                                               1,551            (387)            (60)
        Gain on investment securities transactions                                (71)            (40)             --
        Amortization expense of stock benefit plans                               107              --              --
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                       (27)            (13)             --
          Accrued interest receivable                                              (3)             18             (31)
          Other liabilities                                                         9              21              47
                                                                              -------         -------         -------
          Net cash provided by (used in) operating activities                   1,952             (16)             59

    Cash flows provided by (used in) investing activities:
      Investment in subsidiary                                                     --              --          (2,455)
      Purchase of investment securities designated as available
        for sale                                                                 (248)             --            (214)
      Purchase of investment securities designated as held to maturity             --              --          (1,500)
      Proceeds from repayment of loan to ESOP                                      42              42              --
      Proceeds from maturities of investment securities                           502           1,000              --
      Proceeds from sale of investment securities                                 266             145              --
      Issuance of loan to ESOP                                                     --              --            (423)
                                                                              -------         -------         -------
          Net cash provided by (used in) investing activities                     562           1,187          (4,592)

    Cash flows provided by (used in) financing activities:
      Net proceeds from issuance of common stock                                   --              --           4,910
      Purchase of shares for Management Recognition Plan                           --            (315)             --
      Purchase of treasury shares                                                (521)           (282)             --
      Distributions paid on common stock                                       (2,656)           (118)            (32)
                                                                              -------         -------         -------
          Net cash provided by (used in) financing activities                  (3,177)           (715)          4,878
                                                                              -------         -------         -------

    Net increase (decrease) in cash and cash equivalents                         (663)            456             345

    Cash and cash equivalents at beginning of period                              801             345              --
                                                                              -------         -------         -------

    Cash and cash equivalents at end of period                                $   138         $   801         $   345
                                                                              =======         =======         =======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


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


NOTE O - CHANGE IN CORPORATE CHARTER

    On July 9, 1998, the Corporation's Board of Directors approved the conversion of Citizens Loan and Savings Company to a state-chartered commercial bank. The Charter conversion is subject to regulatory approval. The Company will continue operations under the name of Citizens Bank.

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

Donovan D. Forrest                                 Director
President
Forest Trucking Company

Edward D. Goodyear                                 Director
Certified Public Accountant

Shirley C. Hansgen                                 Director
Attorney

Kennison A. Sims                                   Director
Owner-Operator
The Sims Construction Company

Steven C. Adams                                    Executive Vice President
Executive Vice President
The Citizens Loan & Savings Company

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

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (513) 837-2755


                                 ANNUAL MEETING
================================================================================

The 1999 Annual Meeting of Shareholders of London Financial Corporation will be held on January 28, 1999, at 10:00 a.m., Eastern Time, at the office of Citizens, 2 East High Street, London, Ohio 43140. Shareholders are cordially invited to attend.


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