Form 10KSB, Exhibit 13
period 1999-09-30
LONDON FINANCIAL CORP
filed 1999-12-23
CIK 1004961

                                                                      Exhibit 13

LONDON FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2 East High Street London, Ohio 43140 Telephone (740)852-0787  Fax (740)852-4699


Dear Shareholder:

     It is with a great deal of pleasure that I present to you the Annual Report to Shareholders of London Financial Corporation covering the fiscal year ended September 30, 1999.

     Fiscal 1999 marked a record year of growth for your Company. Assets increased $5.2 million, or 13.6%, to $43.3 million. Loans receivable stood at $36.7 million at September 30, 1999, an increase of $4.1 million, or 12.6%. Deposits increased 18.6% during this period to a total of $37.1 million. Finally, shareholders' equity increased by $347,000, or 7.1%, to a total of $5.2 million.

     During the past year your Company also expanded the services it offers to the public. In January 1999, we completed our charter change, commencing operations as Citizens Bank of London, a state-chartered commercial bank. Expanded commercial and agricultural product lines were developed and implemented, two new drive-thru lanes were added, and a new ATM was introduced. Now customers can access their checking and savings accounts twenty-four hours a day at our ATM and can also use newly issued Citizens VISA Check Cards instead of a check wherever VISA cards are accepted. In the year ahead, even more services will be offered to make your Bank more attractive to present and future customers.

     As we enter the new millennium, please be assured that we are totally committed to enhancing the value of your investment in London Financial Corporation. We wish to thank you for your support during the past year and look forward to your continued support in the future.

Sincerely,

LONDON FINANCIAL CORPORATION


/s/ John J. Bodle

John J. Bodle
President

                    BUSINESS OF LONDON FINANCIAL CORPORATION
================================================================================

London Financial Corporation ("LFC" or the "Company"), a bank holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Citizens Bank of London ("Citizens"), a bank incorporated under the laws of the State of Ohio. In March 1996, LFC acquired all of the common shares issued by Citizens upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, LFC's activities have been limited primarily to holding the common shares of Citizens.

As a bank holding company, LFC is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System. As a state chartered commercial bank incorporated under the laws of Ohio, Citizens is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Department of Commerce, Division of Financial Institutions (the "Division"). Citizens is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

On January 4, 1999, Citizens' completed a charter conversion of Citizens from a state-chartered savings and loan association to a state-chartered commercial bank (the "Charter Conversion"). As a result of the Charter Conversion, Citizens is permitted to increase its commercial lending activities to small businesses and to agricultural concerns and to increase its commercial checking activity.

Also in connection with the Charter Conversion, LFC converted to a bank holding company regulated by the Federal Reserve Board and is no longer a unitary savings and loan holding company regulated by the OTS.


                              MARKET PRICE OF LFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 479,450 of LFC's common shares outstanding on December 10, 1999, and held of record by approximately 418 shareholders. Price information with respect to LFC's common shares was quoted on The Nasdaq SmallCap Market ("Nasdaq") under the symbol "LONF" from March 1996 through April 1998. Thereafter, LFC's shares began trading through the OTC Bulletin Board. The table below sets forth the high and low prices for the common shares of LFC together with the respective dividends declared per share, for each quarter of fiscal 1999 and 1998. Price information was obtained from Nasdaq for the periods through April 1998. Price information subsequent to April 1998 represents actual trade prices during the respective quarters.

                              MARKET PRICE OF LFC'S
            COMMON SHARES AND RELATED SHAREHOLDER MATTERS (CONTINUED)
================================================================================

                                                                                                CASH DIVIDENDS
                                                 HIGH                          LOW                    DECLARED
FISCAL 1998
  Quarter ended:
    December 31, 1997                          $21.00                       $14.00                       $5.06
    March 31, 1998                              16.50                        14.50                         .06
    June 30, 1998                               16.50                        14.50                         .06
    September 30, 1998                          17.25                        14.50                         .06

FISCAL 1999
  Quarter ended:
    December 31, 1998                          $15.50                       $13.75                       $ .06
    March 31, 1999                              14.75                        14.00                         .06
    June 30, 1999                               15.00                        12.50                         .06
    September 30, 1999                          13.25                        11.13                         .06

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

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA
================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding LFC at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report

                                                                          AT SEPTEMBER 30,
SELECTED FINANCIAL CONDITION                          1999         1998         1997         1996         1995
  AND OTHER DATA:                                                      (Dollars in thousands)
Total amount of:
Assets                                             $43,323      $38,144      $38,210      $36,817      $34,152
Cash and due from banks                                709          507          322          319          835
Interest-bearing deposits in other
  financial institutions                             2,748        1,271        3,342        2,324        2,009
Investment securities (1)                              127          121          655        2,220          500
Mortgage-backed securities                           1,829        2,703        3,586        4,032        2,009
Loans receivable - net                              36,700       32,588       29,465       27,031       27,972
Deposits                                            37,112       31,300       29,951       28,195       30,594
FHLB advances                                          800        1,800          300          300          300
Shareholders' equity (2)                             5,210        4,863        7,604        7,907        3,224


----------------------

(1)      Includes securities designated as available for sale.

(2) Consisted solely of retained earnings at September 30, 1995.

                                                                     YEAR ENDED SEPTEMBER 30,
SUMMARY OF EARNINGS:                                  1999         1998         1997         1996         1995
                                                               (In thousands, except per share data)
Interest income                                     $3,177       $2,956       $2,832       $2,769       $2,334
Interest expense                                     1,600        1,557        1,468        1,505        1,396
                                                    ------       ------       ------       ------       ------
Net interest income                                  1,577        1,399        1,364        1,264          938
Provision for losses on loans                           38           22           -            -            -
                                                    ------       ------       ------       ------       ------

Net interest income after
 provision for losses on loans                       1,539        1,377        1,364        1,264          938
Other income                                            85          143          107           71           74
General, administrative and other
  expense                                            1,134          942          887        1,014          792
                                                    ------       ------       ------       ------       ------
Earnings before income taxes                           490          578          584          321          220
Federal income taxes                                   165          192          199           97           77
                                                    ------       ------       ------       ------       ------

Net earnings                                        $  325       $  386       $  385       $  224       $  143
                                                    ======       ======       ======       ======       ======

Earnings per share
  Basic                                               $.72         $.84         $.81          N/A          N/A
                                                      ====         ====         ====          ===          ===

  Diluted                                             $.70         $.80         $.81          N/A          N/A
                                                      ====         ====         ====          ===          ===

                              SELECTED CONSOLIDATED
                FINANCIAL INFORMATION AND OTHER DATA (CONTINUED)
================================================================================


SELECTED FINANCIAL RATIOS:                                     AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                      1999         1998         1997         1996         1995
Performance ratios:
  Return on average assets                            0.80%        1.03%        1.01%        0.62%        0.44%
  Return on average equity                            6.47         7.14         5.15         4.36         4.51
  Interest rate spread                                3.55         3.07         2.90         3.06         2.62
  Net interest margin                                 4.01         3.76         3.77         3.67         2.95
  General, administrative and
    other expense to average assets                   2.79         2.51         2.33         2.80         2.42
  Average equity to average assets                   12.34        14.38        19.67        14.21         9.68

Asset quality ratios:
  Nonperforming assets to total assets                  --           --         0.70         0.71         0.13
  Nonperforming loans to total loans                    --           --         0.87         0.90         0.15
  Allowance for loan losses to total
    loans                                             0.63         0.59         0.60         0.65         0.65
  Allowance for loan losses to
    nonperforming loans                                 --           --        69.78        71.65       422.22
  Net charge-offs to average loans                    0.01         0.03           --         0.01           --

Average interest-earning assets to
  average interest-bearing liabilities              111.19       116.10       121.39       113.83       107.52

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

Without limiting the generality of the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

         1. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999," "Comparison of Results of Operation for the Years Ended September 30, 1999 and 1998" and "Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997;"

         2. Management's analysis of the interest rate risk of Citizens as set forth under "Asset and Liability Management;"

         3. Management's discussion of the liquidity of Citizens' assets and the regulatory capital of Citizens as set forth under "Liquidity and Capital Resources;"

         4. The discussion of legislation enacted under the "Gramm-Leach-Bliley Act," as set forth under "Potential Impact of Current Legislation on Future Results of Operations;"

         5. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements;" and

         6. Management's determination of the effect of the year 2000 on LFC's information technology systems as set forth under "Year 2000 Compliance Matters."

                  DISCUSSION OF CHANGES IN FINANCIAL CONDITION
                  FROM SEPTEMBER 30, 1998 TO SEPTEMBER 30, 1999
--------------------------------------------------------------------------------

The Company's consolidated total assets amounted to $43.3 million at September 30, 1999, an increase of $5.2 million, or 13.6%, over the $38.1 million in total assets at September 30, 1998. The increase in assets was funded primarily by a $5.8 million growth in deposits and a $347,000 increase in shareholders' equity, which were partially offset by a $1.0 million decrease in FHLB advances.

Cash and cash equivalents and investment securities totaled $3.6 million at September 30, 1999, an increase of $1.7 million, or 88.7%, over September 30, 1998 levels. This increase was the result of cash received through the growth in deposits during the fiscal year.

Mortgage-backed securities totaled $1.8 million at September 30, 1999, a decrease of $874,000, or 32.3%, from September 30, 1998, levels, due primarily to principal repayments. The Company's mortgage-backed securities portfolio consists of adjustable-rate mortgage-backed securities bearing interest at rates ranging from 6.0% to 6.6% at September 30, 1999. Proceeds from principal repayments on mortgage-backed securities were redeployed to fund growth in the loan portfolio.

Loans receivable totaled $36.7 million at September 30, 1999, an increase of $4.1 million, or 12.6%, over the $32.6 million total at September 30, 1998. During fiscal 1999, loan disbursements amounted to $20.1 million, which were partially offset by principal repayments of $16.1 million. Loan origination volume during fiscal 1999 exceeded that of fiscal 1998 by $7.5 million, or 59.2%. Growth in the loan portfolio during fiscal 1999 occurred primarily in commercial loans, generally secured by real estate and agricultural equipment, which increased by $6.8 million.

Citizens' allowance for loan losses totaled $238,000 and $201,000 at September 30, 1999 and 1998, which represented .63% and .59% of total loans, respectively. Citizens had no nonperforming loans at September 30, 1999 and 1998. Although management believes that its allowance for loan losses at September 30, 1999 was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Deposits totaled $37.1 million at September 30, 1999, an increase of $5.8 million, or 18.6%, over the $31.3 million total at September 30, 1998. The increase in deposits consisted of a $4.1 million, or 34.4%, increase in transaction accounts, and a $1.7 million, or 8.9%, increase in certificates of deposit. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies.

Shareholders' equity totaled $5.2 million at September 30, 1999, a $347,000, or 7.1%, increase from 1998 levels. The increase resulted primarily from net earnings of $325,000 and amortization related to stock benefit plans totaling $126,000 during 1999, which were partially offset by cash dividends of $108,000.

                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998
-------------------------------------------------------------------------------

GENERAL. Net earnings for the fiscal year ended September 30, 1999, amounted to $325,000, a decrease of $61,000, or 15.8%, from the $386,000 in net earnings recorded in fiscal 1998. The decrease in net earnings resulted primarily from a $192,000 increase in general, administrative and other expense, a $58,000 decrease in other income, and a $16,000 increase in the provision for losses on loans, which were partially offset by a $178,000 increase in net interest income and a $27,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Net interest income totaled $1.6 million for the fiscal year ended September 30, 1999, an increase of $178,000, or 12.7%, over the total recorded in fiscal 1998. Interest income on loans during fiscal 1999 increased by $335,000, or 12.9%, over fiscal 1998 levels, resulting from the combination of a $3.1 million increase in the weighted-average balance of loans outstanding and an increase of 23 basis points (100 basis points equals one percent) in the average yield, to 8.57%. Interest income on mortgage-backed securities decreased by $66,000, or 33.0%, due primarily to an $865,000, or 27.8%, decrease in the weighted-average balance of mortgage-backed securities outstanding, coupled with a decrease in the weighted-average yield year to year, from 6.43% in fiscal 1998 to 5.97% in fiscal 1999. Interest income on investment securities and interest-bearing deposits decreased by $48,000, or 31.2%, for the fiscal year ended September 30, 1999, compared to fiscal 1998, as the weighted-average yield decreased by 273 basis points, to 3.73% in fiscal 1999, while the weighted-average balance increased by $457,000 year to year.

Interest expense on deposits increased by $45,000, or 3.0%, during fiscal 1999, compared to fiscal 1998, due primarily to a $3.8 million increase in the weighted-average balance of deposits outstanding year to year, which was partially offset by a decline of 40 basis points in the weighted-average cost of deposits, from 4.86% in fiscal 1998 to 4.46% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $178,000, or 12.7%, during fiscal 1999, as compared to fiscal 1998. The interest rate spread increased by 42 basis points, to 3.55% for fiscal 1999, as compared to 3.13% for fiscal 1998, while the net interest margin amounted to 4.01% and 3.81% for the fiscal years ended September 30, 1999 and 1998, respectively.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management elected to record a $38,000 provision for losses on loans during the fiscal year ended September 30, 1999, an increase of $16,000, or 72.7%, over fiscal 1998. The fiscal 1999 provision was predicated on the growth in the nonresidential property loan portfolio. There can be no assurance that the allowance will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income totaled $85,000 for the fiscal year ended September 30, 1999, a decrease of $58,000, or 40.6%, from the $143,000 recorded in fiscal 1998. The decrease resulted primarily from the absence of $71,000 in gains on the sale of investment securities designated as available for sale during 1998, partially offset by a $13,000, or 18.1%, increase in other operating income. This increase resulted from increased fees on checking accounts, late charges and new fee income resulting from the addition of an ATM during the year.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $192,000, or 20.4%, to a total of $1.1 million for the fiscal year ended September 30, 1999 compared to fiscal 1998. The increase was due primarily to a $126,000, or 24.9%, increase in employee compensation and benefits, a $68,000, or 31.9%, increase in other operating expenses and a $22,000, or 37.3%, increase in occupancy and equipment expense, which were partially offset by a $35,000, or 40.2%, decrease in franchise taxes. The increase in employee compensation and benefits resulted primarily from costs associated with the stock benefit plans of LFC, an increase in staffing levels and normal merit increases. The increase in other operating expense was due primarily to costs associated with new deposit products, the establishment of the Bank's ATM, and costs associated with the change in corporate charter. Occupancy and equipment expense increased as a result of an increase in depreciation expense, resulting from fixed asset additions during 1998 and 1999. These expenses were offset by a reduction in franchise tax during 1999 as a result of the decrease in stockholders' equity following the Corporation's return of capital distribution paid in fiscal 1998.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $165,000 for the fiscal year ended September 30, 1999, a decrease of $27,000, or 14.1%, from the $192,000 provision recorded in fiscal 1998. The decrease resulted primarily from a decrease of $88,000, or 15.2%, in pretax earnings year to year. LFC's effective tax rates were 33.7% and 33.2% for the fiscal years ended September 30, 1999 and 1998, respectively.


                       COMPARISON OF RESULTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------

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

NET INTEREST INCOME. Net interest income totaled $1.4 million for the fiscal year ended September 30, 1998, an increase of $35,000, or 2.6%, over the total recorded in fiscal 1997. Interest income on loans during fiscal 1998 increased by $221,000, or 9.3%, over fiscal 1997 levels, resulting from the combination of a $2.6 million increase in the weighted-average balance of loans outstanding and an increase of 2 basis points in the average yield, to 8.34%. Interest income on mortgage-backed securities decreased by $32,000, or 13.8%, due primarily to a $672,000, or 17.8%, decrease in the weighted-average balance of mortgage-backed securities outstanding, which was partially offset by an increase in the weighted-average yield year to year, from 6.13% in fiscal 1997 to 6.43% in fiscal 1998. Interest income on investment securities and interest-bearing deposits decreased by $65,000, or 29.7%, for the fiscal year ended September 30, 1998, compared to fiscal 1997, as the weighted-average balance decreased by $1.4 million year to year, due to maturities and sales, while the related yield increased by 62 basis points, to 6.46% in fiscal 1998.

Interest expense on deposits increased by $70,000, or 4.9%, during fiscal 1998, compared to fiscal 1997, due primarily to a $1.5 million increase in the weighted-average balance of deposits outstanding year to year, which was partially offset by a decline of 2 basis points in the weighted-average cost of deposits, from 4.88% in fiscal 1997 to 4.86% in fiscal 1998.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $35,000, or 2.6%, during fiscal 1998, compared to fiscal 1997. The interest rate spread increased by 23 basis points, to 3.13% for fiscal 1998, compared to 2.90% for fiscal 1997, while the net interest margin amounted to 3.81% and 3.77% for the fiscal years ended September 30, 1998 and 1997, respectively.

PROVISION FOR LOSSES ON LOANS. Based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral, management elected to record a $22,000 provision for losses on loans during the fiscal year ended September 30, 1998. The provision was predicated on the growth in the loan portfolio comprised primarily of loans secured by nonresidential property.

OTHER INCOME. Other income totaled $143,000 for the fiscal year ended September 30, 1998, an increase of $36,000, or 33.6%, over the $107,000 recorded in fiscal 1997. The increase resulted primarily from an increase of $31,000, or 77.5%, in gain on sale of investment securities designated as available for sale.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $55,000, or 6.2%, to a total of $942,000 for the fiscal year ended September 30, 1998, compared to fiscal 1997. The increase was due primarily to a $61,000, or 13.7%, increase in employee compensation and benefits and a $7,000, or 13.5%, increase in occupancy and equipment, which were partially offset by a $13,000, or 40.6%, decrease in federal deposit insurance premiums. The increase in employee compensation and benefits resulted primarily from costs associated with the stock benefit plans of LFC, an increase in staffing levels and normal merit increases.

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

The following table sets forth certain average balance sheet information, including the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, which include nonaccruing loans in the loan portfolio. Management does not believe that the use of month end balances instead of daily balances has caused any material differences in the information presented.


                                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                     1999                                  1998
                                                       ---------------------------------     ---------------------------------
                                         WEIGHTED          AVERAGE   INTEREST    AVERAGE         AVERAGE   INTEREST    AVERAGE
                                     AVERAGE YIELD AT  OUTSTANDING    EARNED/     YIELD/     OUTSTANDING    EARNED/     YIELD/
                                    SEPTEMBER 30, 1999     BALANCE       PAID       RATE         BALANCE       PAID       RATE
       (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions                    3.16%          $ 2,723     $  100         3.67%      $ 2,245     $  149        6.64%
Investment securities                       4.72               117          6         5.12           138          5        3.62
Mortgage-backed securities                  6.13             2,245        134         5.97         3,110        200        6.43
Loans receivable(1)                         7.91            34,289      2,937         8.57        31,198      2,602        8.34
                                                           -------     ------       ------       -------     ------      ------
     Total interest-earning assets                          39,374      3,177         8.07        36,691      2,956        8.06

Non-interest-earning assets                                  1,335                                   891
                                                           -------                               -------

     Total assets                                          $40,709                               $37,582
                                                           =======                               =======

Interest-bearing liabilities:
NOW accounts                                1.56           $ 5,191         72         1.39       $ 3,859         76        1.97
Money market accounts                       4.44             3,205        144         4.49           932         41        4.40
Passbook savings accounts                   3.00             6,083        185         3.04         5,919        180        3.04
Certificates of deposit                     5.55            20,057      1,140         5.68        20,067      1,199        5.98
                                                           -------     ------       ------       -------     ------      ------
     Total deposits                                         34,536      1,541         4.46        30,777      1,496        4.86
FHLB advances and other borrowings          6.91               878         59         6.72           825         61        7.39
                                                           -------     ------       ------       -------     ------      ------
     Total interest-bearing liabilities                     35,414      1,600         4.52        31,602      1,557        4.93
                                                                       ------       ------                   ------      ------


Non-interest-bearing liabilities                               270                                   574
                                                           -------                               -------

     Total liabilities                                      35,684                                32,176

Shareholders' equity                                         5,025                                 5,406
                                                           -------                               -------
     Total liabilities and
       shareholders' equity                                $40,709                               $37,582
                                                           =======                               =======

Net interest income                                                    $1,577                                $1,399
                                                                       ======                                ======
Interest rate spread                                                                  3.55%                                3.13%
                                                                                    ======                               ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                            4.01%                                3.81%
                                                                                    ======                               ======
Average interest-earning assets to
  average interest-bearing liabilities                                              111.19%                              116.10%
                                                                                    ======                               ======


                                                        1997
                                        ---------------------------------
                                            AVERAGE   INTEREST    AVERAGE
                                        OUTSTANDING    EARNED/     YIELD/
                                            BALANCE       PAID       RATE
       (Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in other
  financial institutions                    $ 2,562     $  161       6.28%
Investment securities                         1,188         58       4.88
Mortgage-backed securities                    3,782        232       6.13
Loans receivable(1)                          28,618      2,381       8.32
                                            -------     ------     ------

     Total interest-earning assets           36,150      2,832       7.83

Non-interest-earning assets                   1,870
                                            -------

     Total assets                           $38,020
                                            =======

Interest-bearing liabilities:
NOW accounts                                $ 3,450         65       1.88
Money market accounts                           233          6       2.58
Passbook savings accounts                     5,843        177       3.03
Certificates of deposit                      19,724      1,178       5.97
                                            -------     ------     ------
     Total deposits                          29,250      1,426       4.88
FHLB advances and other borrowings              531         42       7.91
                                            -------     ------     ------
     Total interest-bearing liabilities      29,781      1,468       4.93
                                                        ------     ------
Non-interest-bearing liabilities                761
                                            -------

     Total liabilities                       30,542

Shareholders' equity                          7,478
                                            -------
     Total liabilities and
       shareholders' equity                 $38,020
                                            =======

Net interest income                                     $1,364
                                                        ======
Interest rate spread                                                 2.90%
                                                                   ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                           3.77%
                                                                   ======
Average interest-earning assets to
  average interest-bearing liabilities                             121.39%
                                                                   ======


-----------------------------------

(1) Net of deferred loan fees, loan discounts, the allowance for loan losses and loans in process. Loan fees included in interest income totaled $132,000, $124,000, and $81,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

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

                                                                      YEAR ENDED SEPTEMBER 30,
                                                          1999 VS. 1998                            1998 VS. 1997
                                            ------------------------------------    -----------------------------------
                                                   INCREASE                               INCREASE
                                               (DECREASE) DUE TO            TOTAL     (DECREASE) DUE TO           TOTAL
                                              ------------------         INCREASE     ------------------       INCREASE
                                              VOLUME       RATE        (DECREASE)     VOLUME       RATE      (DECREASE)
                                                                           (In thousands)
Interest income attributable to:
  Interest-bearing deposits                      $ 28       $(77)           $(49)        $(21)      $  9           $(12)
  Investment securities                            (1)         2               1          (41)       (12)           (53)
  Mortgage-backed securities                      (52)       (14)            (66)         (42)        10            (32)
  Loans receivable                                261         74             335          215          6            221
                                                 ----       ----             ---         ----       ----           ----
     Total interest income                        236        (15)            221          111         13            124

Interest expense attributable to:
  NOW accounts                                     20        (24)             (4)           8          3             11
  Money market accounts                           102          1             103           26          9             35
  Passbook savings accounts                         5         -                5            2          1              3
  Certificates of deposit                          (1)       (58)            (59)          19          2             21
                                                 ----       ----            ----         ----       ----           ----
     Total deposits                               126        (81)             45           55         15             70

  Advances from FHLB                                6         (8)             (2)          22         (3)            19
                                                 ----       ----            ----         ----       ----           ----

     Total interest expense                       132        (89)             43           77         12             89
                                                 ----       ----            ----         ----       ----           ----

Increase in net interest income                                             $178                                   $ 35
                                                                            ====                                   ====


                         ASSET AND LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

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

In managing its interest rate risk, Citizens begins with an objective to increase the interest rate sensitivity of its assets by originating loans with interest rates subject to periodic adjustment and market conditions and/or shorter maturities. Citizens has historically had to rely primarily upon retail deposit accounts as a source of funds and intends to continue to do so. Management believes that reliance on retail deposit accounts as a source of funds compared to brokered deposits and long-term borrowings may reduce the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. However, in fiscal 1999 and 1998, Citizens has utilized FHLB advances as a source of financing to fund loan demand and liquidity needs.

Banks have historically presented a gap analysis as a measure of interest rate risk. The gap analysis presents the projected maturities and periods to repricing of a bank's rate sensitive assets and liabilities. Citizens' cumulative one-year gap, which represents the difference between the amount of interest sensitive assets maturing or repricing in one year and the amount of interest sensitive liabilities maturing or repricing in the same period, was a positive 53.8% of total assets at September 30, 1999. A positive cumulative gap indicates that interest sensitive assets exceed interest sensitive liabilities at a specific date. In a rising interest rate environment, institutions with positive repricing or maturity gaps generally experience a more rapid increase in interest income earned on assets than the interest expense paid on liabilities. Conversely, in an environment of falling interest rates, interest income earned on assets will generally decrease more rapidly than the interest expense paid on liabilities. A negative gap will have the opposite effect. Citizens' one to three year gap reflected a negative gap totaling 19.9% of total assets while the cumulative gap totaled 33.8% of total assets. Citizens' other maturities greater than three years reflected a negative gap of 22.8% of total assets. The foregoing totals have been based on certain prepayment and repricing data that may not reflect actual performance in a rapidly rising or declining interest rate environment.

The following table presents Citizens' interest rate sensitivity gap, or the difference between repricing periods of interest earning assets and interest bearing liabilities at September 30, 1999:

                                            MORE THAN    MORE THAN     MORE THAN    MORE THAN
                                   THREE     3 MONTHS       1 YEAR       3 YEARS      5 YEARS
                                  MONTHS           TO           TO            TO           TO    MORE THAN
                                 OR LESS       1 YEAR      3 YEARS       5 YEARS     15 YEARS     15 YEARS        TOTAL
                                                               (Dollars in thousands)
Interest-earning assets:
  First mortgage loans (1)       $    --      $20,187      $    74       $   135      $    18       $   --      $20,414
  Other loans (1)                  9,884        5,000          430           802          408           --       16,524
  Marketable securities               --        1,830           --            --           --           --        1,830
  Federal funds sold and other
    interest-earning assets        2,710           --           --            --           --           --        2,710
  FHLB stock                         262           --           --            --           --           --          262
                                 -------      -------      -------       -------      -------       ------      -------
     Total                        12,856       27,017          504           937          426           --       41,740

Interest-bearing liabilities:
  Money market deposits (2)          564          484        1,292           726          726          240        4,032
  Passbook deposits (2)              887          760        2,089         1,044        1,044          506        6,330
  NOW and other demand
    deposits (2)                     600          517        1,421           776          776          214        4,304
  Certificate accounts             2,944        9,319        4,342         4,606           --           --       21,211
  Borrowed funds                      --          500           --           596           --           --        1,096
                                 -------      -------      -------       -------      -------       ------      -------
     Total                         4,995       11,580        9,144         7,748        2,546          960       36,973
                                 -------      -------      -------       -------      -------       ------      -------

Interest rate sensitivity
  gap (3)                        $ 7,861      $15,437      $(8,640)      $(6,811)     $(2,120)      $ (960)     $ 4,767
                                 =======      =======      =======       =======      =======       ======      =======

Cumulative interest rate
  sensitivity gap                $ 7,861      $23,298      $14,658       $ 7,847      $ 5,727       $4,767      $    --
                                 =======      =======      =======       =======      =======       ======      =======

Cumulative interest rate
  sensitivity gap as a
  percentage of total
  interest-earning assets          18.83%       55.82%       35.12%        18.80%       13.72%       11.42%
                                   =====        =====        =====        ======        =====        =====

Interest rate sensitive
  assets/interest rate
  sensitive liabilities                                                   112.89%
                                                                          ======

------------


(1) For purposes of the gap analysis, mortgage and other loans are not reduced for non-performing loans or for the provision for credit losses.

(2)  Repricing based on actual decay rates rather than assumptions.

(3) Interest sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

A decrease or a significant increase in interest rates from current levels could be expected to affect negatively the net interest income of Citizens. Moreover, rising interest rates could negatively affect the earnings of Citizens due to diminished loan demand. Citizens attempts to mitigate interest rate risk by originating adjustable-rate loans.


                         LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------

The liquidity of Citizens, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1999, 1998 and 1997.

                                                          FOR THE YEAR ENDED SEPTEMBER 30,
                                                        1999            1998           1997
                                                                   (In thousands)

Net earnings                                          $   325         $   386         $   385

Adjustments to reconcile net earnings
  to net cash from operating activities                   (67)           (296)           (110)
                                                      -------         -------         -------

Net cash from operating activities                        258              90             275

Net cash from investing activities                     (3,283)         (1,648)           (295)

Net cash from financing activities                      4,704            (328)          1,041
                                                      -------         -------         -------

Net change in cash and cash equivalents                 1,679          (1,886)          1,021

Cash and cash equivalents at beginning of year          1,778           3,664           2,643
                                                      -------         -------         -------

Cash and cash equivalents at end of year              $ 3,457         $ 1,778         $ 3,664
                                                      =======         =======         =======

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

The FDIC requires banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the Bank. The FDIC has no specific minimum guideline for liquidity.

The primary investing activities of Citizens include investing in loans, mortgage-backed securities and investment securities. Such investments are funded primarily from loans and mortgage-backed securities repayments, increases in customer deposit liabilities and borrowings from the FHLB. During the fiscal year ended September 30, 1999, loan originations totaled $20.1 million, representing the deployment of funds from deposit growth and FHLB advances. Customer deposits increased during the fiscal year ended September 30, 1999, by $5.8 million and increased during the fiscal year ended September 30, 1998 by $1.3 million.

The FDIC has adopted risk-based capital ratio guidelines to which Citizens is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debts and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier I capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain a Tier I leverage ratio, including tangible capital positions, well above the minimum levels.

In addition, the FDIC established guidelines prescribing a minimum Tier I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

The following table sets forth the regulatory capital of Citizens at September 30, 1999:

         Total Capital to Risk-Weighted Assets                          17.9%
         Tier I Capital to Risk-Weighted Assets                         16.8%
         Tier I Leverage Ratio                                          10.9%

                     POTENTIAL IMPACT OF CURRENT LEGISLATION
                         ON FUTURE RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act makes sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliating with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

Banks' broad exemptions from broker-dealer registration have been replaced with limited exemptions that are functionally regulated by the Securities and Exchange Commission (the "SEC"). The exemptions include: trust, safekeeping, custodian, shareholder and employee benefit plans, sweep accounts, certain private placements and third-party providers of brokerage services to bank customers. The regulation of the new hybrid products will be decided by the Federal Reserve Board and the SEC. The GLB Act also established which insurance products a bank and its subsidiaries may provide as principal, though the bill provides for state regulation of insurance, subject to a standard that no state may discriminate against persons affiliated with a bank.

The GLB Act has expanded the activities in which LFC and the Bank may engage. The foregoing discussion is not a complete description of the changes provided by the GLB Act. At this time, management and the Board are considering the impact of the GLB Act and have not yet determined how it may alter the activities engaged in by LFC and the Bank.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
-------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective October 1, 1998, as required, without material impact on LFC's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective October 1, 1998, as required, without material impact on LFC's financial statements.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on LFC's financial position or results of operations.


                          YEAR 2000 COMPLIANCE MATTERS
-------------------------------------------------------------------------------

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

Citizens' primary data processing applications are handled by a third-party service bureau, Fiserv. Fiserv has advised Citizens that it has migrated to a fully Year 2000 compliant processing system that was fully tested as of May 1, 1999. Management has also reviewed Citizens' ancillary equipment and has completed the appropriate remedial measures, including requesting service providers to assure Citizens that their systems and products are fully year 2000 compliant. Citizens upgraded its existing teller operating system with a capital expense budget of $65,000. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that Citizens is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Citizens' current systems, programs and equipment year 2000 compliant, LFC's net earnings and financial condition could be adversely affected.

Citizens has developed a contingency plan in case mission-critical systems are not successfully renovated in a timely manner or if they actually fail at Year 2000 critical dates. The contingency plan states that Citizens deems the likelihood of failure of the service provider's efforts to implement Year 2000 changes to the on-line core account processing system to be remote. The plan, therefore, primarily addresses action to deal with the possibility that the service provider's system will be down for several days or weeks upon arrival of Year 2000. Citizens' can process transactions manually over a short-term period, if necessary, upon arrival of the year 2000.

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

Accountants and                                            [GRANT THORNTON LOGO]
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
London Financial Corporation

We have audited the accompanying consolidated statements of financial condition of London Financial Corporation as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of London Financial Corporation as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.




/s/ Grant Thornton LLP

Cincinnati, Ohio
November 15, 1999

                          LONDON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)


         ASSETS                                                                    1999             1998

Cash and due from banks                                                           $   709          $   507
Interest-bearing deposits in other financial institutions                           2,748            1,271
                                                                                  -------          -------
         Cash and cash equivalents                                                  3,457            1,778

Investment securities designated as available
  for sale - at market                                                                127              121
Mortgage-backed securities held to maturity - at amortized
  cost, approximate market value of $1,822 and
  $2,733 as of September 30, 1999 and 1998                                          1,829            2,703
Loans receivable - net                                                             36,700           32,588
Office premises and equipment - at depreciated cost                                   511              374
Stock in Federal Home Loan Bank - at cost                                             262              288
Accrued interest receivable                                                           403              216
Prepaid expenses and other assets                                                      31               60
Prepaid federal income taxes                                                            3               16
                                                                                  -------          -------

         Total assets                                                             $43,323          $38,144
                                                                                  =======          =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                          $37,112         $ 31,300
Advances from the Federal Home Loan Bank                                              800            1,800
Other liabilities                                                                     106              155
Deferred federal income taxes                                                          95               26
                                                                                  -------          -------
         Total liabilities                                                         38,113           33,281

Commitments                                                                            --               --

Shareholders' equity
  Common stock - authorized 5,000,000 shares without par
    value; 529,000 shares issued                                                       --               --
  Additional paid-in capital                                                        2,413            2,391
  Retained earnings - substantially restricted                                      4,163            3,946
  Accumulated other comprehensive income, unrealized losses on securities
    designated as available for sale, net of related tax effects                      (22)             (26)
  Shares acquired by Employee Stock Ownership Plan                                   (327)            (381)
  Shares acquired by Management Recognition Plan                                     (214)            (264)
  Less 49,550 treasury shares - at cost                                              (803)            (803)
                                                                                  -------          -------
         Total shareholders' equity                                                 5,210            4,863
                                                                                  -------          -------

         Total liabilities and shareholders' equity                               $43,323          $38,144
                                                                                  =======          =======





The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)

                                                                 1999         1998          1997
Interest income
  Loans                                                         $2,937        $2,602        $2,381
  Mortgage-backed securities                                       134           200           232
  Investment securities                                              6             5            58
  Interest-bearing deposits and other                              100           149           161
                                                                ------        ------        ------
         Total interest income                                   3,177         2,956         2,832

Interest expense
  Deposits                                                       1,541         1,496         1,426
  Borrowings                                                        59            61            42
                                                                ------        ------        ------
         Total interest expense                                  1,600         1,557         1,468
                                                                ------        ------        ------

         Net interest income before provision
           for losses on loans                                   1,577         1,399         1,364

Provision for losses on loans                                       38            22            --
                                                                ------        ------        ------

         Net interest income after provision for
           losses on loans                                       1,539         1,377         1,364

Other income
  Gain on investment securities transactions                        --            71            40
  Other operating                                                   85            72            67
                                                                ------        ------        ------
         Total other income                                         85           143           107


General, administrative and other expense
  Employee compensation and benefits                               632           506           445
  Occupancy and equipment                                           81            59            52
  Franchise taxes                                                   52            87            88
  Federal deposit insurance premiums                                19            19            32
  Data processing                                                   69            58            56
  Other operating                                                  281           213           214
                                                                ------        ------        ------
         Total general, administrative and other expense         1,134           942           887
                                                                ------        ------        ------

         Earnings before income taxes                              490           578           584

Federal income taxes
  Current                                                           98           190            83
  Deferred                                                          67             2           116
                                                                ------        ------        ------
         Total federal income taxes                                165           192           199
                                                                ------        ------        ------

         NET EARNINGS                                           $  325        $  386        $  385
                                                                ======        ======        ======

         EARNINGS PER SHARE
           Basic                                                  $.72          $.84          $.81
                                                                  ====          ====          ====

           Diluted                                                $.70          $.80          $.81
                                                                  ====          ====          ====


The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                                 1999         1998           1997

Net earnings                                                    $ 325         $ 386         $ 385

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of tax (benefit) of $2, $(5) and $27
    in fiscal 1999, 1998 and 1997, respectively                     4           (10)           53

Reclassification adjustment for realized gains
  included in earnings, net of tax of $24 and
  $14 in 1998 and 1997, respectively                               --           (47)          (26)
                                                                -----         -----         -----

Comprehensive income                                            $ 329         $ 329         $ 412
                                                                =====         =====         =====

Accumulated comprehensive income (loss)                         $ (22)        $ (26)        $  31
                                                                =====         =====         =====


The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             For the years ended September 30, 1999, 1998 and 1997
                       (In thousands, except share data)

                                                                                         UNREALIZED
                                                                                              GAINS
                                                                               SHARES   (LOSSES) ON
                                                                          ACQUIRED BY    SECURITIES
                                                               ADDITIONAL       STOCK    DESIGNATED
                                                       COMMON     PAID-IN     BENEFIT  AS AVAILABLE   RETAINED  TREASURY
                                                        STOCK     CAPITAL       PLANS      FOR SALE   EARNINGS     STOCK     TOTAL

Balance at October 1, 1996                                $--     $ 4,910       $(423)         $  4    $ 3,416     $  --   $ 7,907

Net earnings for the year ended September 30, 1997         --          --          --            --        385        --       385
Dividends of $.24 per share                                --          --          --            --       (118)       --      (118)
Purchase of treasury shares at cost                        --          --          --            --         --      (282)     (282)
Purchase of shares for Management Recognition Plan         --          --        (315)           --         --        --      (315)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     --          --          --            27         --        --        27
                                                          ---     -------       -----          ----    -------     -----   -------

Balance at September 30, 1997                              --       4,910        (738)           31      3,683      (282)    7,604

Net earnings for the year ended September 30, 1998         --          --          --            --        386        --       386
Cash distributions of $5.24 per share                      --      (2,533)         --            --       (123)       --    (2,656)
Amortization expense of stock benefit plans                --          14          93            --         --        --       107
Purchase of treasury shares at cost                        --          --          --            --         --      (521)     (521)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                     --          --          --           (57)        --        --       (57)
                                                          ---     -------       -----          ----    -------     -----   -------

Balance at September 30, 1998                              --       2,391        (645)          (26)     3,946      (803)    4,863

Net earnings for the year ended September 30, 1999         --          --          --            --        325        --       325
Cash distributions of $.24 per share                       --          --          --            --       (108)       --      (108)
Amortization expense of stock benefit plans                --          22         104            --         --        --       126
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     --          --          --             4         --        --         4
                                                          ---     -------       -----          ----    -------     -----   -------

Balance at September 30, 1999                             $--     $ 2,413       $(541)         $(22)   $ 4,163     $(803)  $ 5,210
                                                          ===     =======       =====          ====    =======     =====   =======


The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)


                                                                      1999             1998            1997
Cash flows from operating activities:
  Net earnings for the year                                        $    325         $    386         $   385
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts
      on investments and mortgage-backed securities - net                 7                6               7
    Amortization of deferred loan origination fees                     (132)            (124)            (81)
    Gain on investment securities transactions                           --              (71)            (40)
    Depreciation and amortization                                        40               22              20
    Provision for losses on loans                                        38               22              --
    Federal Home Loan Bank stock dividends                              (19)             (20)            (19)
    Amortization expense of stock benefit plans                         126              107              --
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                      (187)             (47)              9
      Prepaid expenses and other assets                                  29              (45)            (10)
      Other liabilities                                                 (49)              (7)           (117)
      Federal income taxes
        Current                                                          13             (141)              5
        Deferred                                                         67                2             116
                                                                   --------         --------         -------
         Net cash provided by operating activities                      258               90             275

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                    867              878             439
  Purchase of investment securities designated as available
    for sale                                                             --             (248)             --
  Proceeds from sale of investment securities designated
    as available for sale                                                --              265             145
  Proceeds from maturity of investment securities                        --              502           1,500
  Loan principal repayments                                          16,071            9,600           5,438
  Loan disbursements                                                (20,089)         (12,621)         (7,791)
  Purchase of office premises and equipment                            (177)             (36)            (26)
  Federal Home Loan Bank stock redemption                                45               12              --
                                                                   --------         --------         -------
         Net cash used in investing activities                       (3,283)          (1,648)           (295)
                                                                   --------         --------         -------

         Net cash used in operating and investing
           activities (balance carried forward)                      (3,025)          (1,558)            (20)
                                                                   --------         --------         -------

                          LONDON FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)


                                                                      1999            1998            1997
         Net cash used in operating and investing
           activities (balance brought forward)                     $(3,025)        $(1,558)        $   (20)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                            5,812           1,349           1,756
  Proceeds from Federal Home Loan Bank advances                          --           1,500             500
  Repayment of Federal Home Loan Bank advances                       (1,000)             --            (500)
  Proceeds from other borrowings                                         --           1,400              --
  Repayment of other borrowings                                          --          (1,400)             --
  Purchase of shares for Management Recognition Plan                     --              --            (315)
  Distributions paid on common shares                                  (108)         (2,656)           (118)
  Purchase of treasury shares                                            --            (521)           (282)
                                                                    -------         -------         -------
         Net cash provided by (used in) financing activities          4,704            (328)          1,041
                                                                    -------         -------         -------

Net increase (decrease) in cash and cash equivalents                  1,679          (1,886)          1,021

Cash and cash equivalents at beginning of year                        1,778           3,664           2,643
                                                                    -------         -------         -------

Cash and cash equivalents at end of year                            $ 3,457         $ 1,778         $ 3,664
                                                                    =======         =======         =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                            $   233         $   226         $    85
                                                                    =======         =======         =======

    Interest paid on deposits and borrowings                        $ 1,605         $ 1,550         $ 1,463
                                                                    =======         =======         =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of applicable tax effects               $     4         $   (57)        $    27
                                                                    =======         =======         =======




The accompanying notes are an integral part of these statements.

                          LONDON FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    London Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of The Citizens Bank of London (the "Bank"). The Bank conducts a general banking business in central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At September 30, 1999 and 1998, the Corporation's shareholders' equity reflected a net unrealized loss on securities designated as available for sale of $22,000 and $26,000, respectively.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

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

    4.  Loan Origination Fees

    The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Bank's primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1999 and 1998, the Bank had no loans that would be defined as impaired under SFAS No. 114.

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

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    9.  Benefit Plans

    The Bank has a defined contribution simplified employee plan ("SEP") covering substantially all employees who have attained 21 years of age and have completed one full year of service. Annual contributions are made to the SEP at the discretion of the Board of Directors. No contributions were made to the plan during the fiscal years ended September 30, 1999 and 1998. The Bank's provision for expense under the SEP totaled $9,000 for the fiscal year ended September 30, 1997.

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $66,000, $42,000 and $42,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)

    The Corporation also has a Management Retention Plan ("MRP"). The MRP purchased 21,160 shares of the Corporation's common stock in the open market. At September 30, 1999, a total of 20,307 shares available under the MRP had been awarded to executive officers and members of the Board of Directors of the Corporation. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of the award. A provision of $42,000, $52,000 and $35,000 related to the MRP was charged to expense for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    10.  Earnings Per Share and Dividends Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 27,919, 37,309 and 42,320 unallocated ESOP shares, totaled 450,320, 463,016 and 476,337 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 462,915, 481,498 and 476,337 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 12,595 and 18,482 for the fiscal years ended September 30, 1999 and 1998, respectively.

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

    11.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of October 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Comprehensive Income (continued)

    prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods were restated for comparative purposes. The Corporation's accumulated comprehensive income consists solely of the change in unrealized gains and losses on securities designated as available for sale in accordance with SFAS No. 115.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    13.  Fair Value of Financial Instruments

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1999 and 1998:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1999 and 1998 was not material.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                1999                              1998
                                                    CARRYING           FAIR            CARRYING           FAIR
                                                       VALUE          VALUE               VALUE          VALUE
                                                                            (In thousands)
    Financial assets
      Cash and cash equivalents                      $ 3,457        $ 3,457             $ 1,778        $ 1,778
      Investment securities                              127            127                 121            121
      Mortgage-backed securities                       1,829          1,822               2,703          2,733
      Loans receivable                                36,700         36,612              32,588         34,747
      Federal Home Loan Bank stock                       262            262                 288            288
                                                     -------        -------             -------        -------

                                                     $42,375        $42,280             $37,478        $39,667
                                                     =======        =======             =======        =======

    Financial liabilities
      Deposits                                       $37,112        $36,822             $31,300        $31,591
      Advances from the Federal Home
        Loan Bank                                        800            801               1,800          1,803
                                                     -------        -------             -------        -------

                                                     $37,912        $37,623             $33,100        $33,394
                                                     =======        =======             =======        =======

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1999 and 1998, are as follows:

                                                                              1999
                                                                      GROSS               GROSS      ESTIMATED
                                                   AMORTIZED     UNREALIZED          UNREALIZED           FAIR
                                                        COST          GAINS              LOSSES          VALUE
                                                                          (In thousands)
    AVAILABLE FOR SALE:
      Corporate equity securities                       $160            $--                 $33           $127
                                                        ====            ===                 ===           ====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                      1998
                                                                               GROSS               GROSS      ESTIMATED
                                                            AMORTIZED     UNREALIZED          UNREALIZED           FAIR
                                                                 COST          GAINS              LOSSES          VALUE
                                                                                   (In thousands)
    AVAILABLE FOR SALE:
      Corporate equity securities                                $160            $--                 $39           $121
                                                                 ====            ===                 ===           ====

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at September 30, 1999 and 1998, are shown below:

                                                                                        1999
                                                                                 GROSS             GROSS      ESTIMATED
                                                            AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                                 COST            GAINS            LOSSES          VALUE
                                                                                      (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        participation certificates                             $  747              $ 8               $ 8         $  747
      Government National Mortgage Association
        participation certificates                                631               11                --            642
      Federal National Mortgage Association
        participation certificates                                451               --                18            433
                                                               ------               --               ---         ------

         Total mortgage-backed securities                      $1,829              $19               $26         $1,822
                                                               ======              ===               ===         ======

                                                                                        1998
                                                                                 GROSS             GROSS      ESTIMATED
                                                            AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                                 COST            GAINS            LOSSES          VALUE
                                                                                    (In thousands)
    HELD TO MATURITY:
      Federal Home Loan Mortgage Corporation
        participation certificates                             $1,262              $13               $--         $1,275
      Government National Mortgage Association
        participation certificates                                877               18                --            895
      Federal National Mortgage Association
        participation certificates                                564                4                 5            563
                                                               ------              ---               ---         ------

         Total mortgage-backed securities                      $2,703              $35               $ 5         $2,733
                                                               ======              ===               ===         ======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    At September 30, 1999 and 1998, all mortgage-backed securities maintained by the Bank are contractually due on a ratable basis over twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                         1999           1998
                                                            (In thousands)
    Residential real estate
      One- to four-family                               $21,138        $22,648
      Multi-family                                          642            665
      Construction                                        1,165          1,224
    Nonresidential real estate                            3,753          5,174
    Commercial                                           10,316          3,473
    Consumer and other loans                                884            749
                                                        -------        -------
                                                         37,898         33,933
    Less:
      Undisbursed portion of loans in process               601            745
      Deferred loan origination fees                        359            399
      Allowance for losses on loans                         238            201
                                                        -------        -------

                                                        $36,700        $32,588
                                                        =======        =======

    The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $22.3 million, or 61%, of the total loan portfolio at September 30, 1999, and approximately $23.8 million, or 73%, of the total loan portfolio at September 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

    In the ordinary course of business, the Bank has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $295,000 and $193,000 at September 30, 1999 and 1998, respectively.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                    1999           1998           1997
                                                           (In thousands)
    Beginning balance                               $201           $187           $187
    Provision for losses on loans                     38             22             --
    Loan charge-offs                                  (1)            (8)            --
                                                    ----           ----             --

    Ending balance                                  $238           $201           $187
                                                    ====           ====           ====

    As of September 30, 1999, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    The Bank had no nonperforming and nonaccrual loans at September 30, 1999 and 1998. Nonperforming and nonaccrual loans at September 30, 1997, totaled $268,000. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $20,000 for the year ended September 30, 1997.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 is comprised of the following:

                                                      1999           1998
                                                         (In thousands)
    Land and improvements                             $136           $ 85
    Building                                           471            471
    Furniture and equipment                            374            248
                                                      ----           ----
                                                       981            804
      Less accumulated depreciation and
        amortization                                   470            430
                                                      ----           ----

                                                      $511           $374
                                                      ====           ====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                                            1999                           1998
                                                              AMOUNT          %                  AMOUNT         %
                                                                             (Dollars in thousands)
    NOW accounts
      1999 - 1.56%                                            $ 5,540      14.9
      1998 - 2.27%                                                                               $ 3,905        12.5
    Passbook
      1999 - 3.00%                                              6,330      17.0
      1998 - 3.00%                                                                                 5,951        19.0
    Money market investment accounts
      1999 - 4.44%                                              4,032      10.9
      1998 - 4.68%                                                                                 1,976         6.3
                                                              -------     -----                  -------       -----
    Total demand, transaction and
      passbook deposits                                        15,902      42.8                   11,832        37.8

    Certificates of deposit
      Original maturities of:
        One year or less
          1999 - 5.16%                                          7,166      19.3
          1998 - 5.22%                                                                             5,429        17.4
        12 months to 36 months
          1999 - 5.61%                                          7,446      20.1
          1998 - 5.89%                                                                             8,085        25.8
        Greater than 36 months
          1999 - 6.52%                                          6,598      17.8
          1998 - 6.57%                                                                             5,954        19.0
                                                              -------     -----                  -------       -----

    Total certificates of deposit                              21,210      57.2                   19,468        62.2
                                                              -------     -----                  -------       -----

    Total deposits                                            $37,112     100.0%                 $31,300       100.0%
                                                              =======     =====                  =======       ====

     At September 30, 1999 and 1998, the Bank had certificate of deposit accounts with balances greater than $100,000 totaling $1.6 million and $807,000, respectively.

     Interest expense on deposits for the fiscal year ended September 30 is summarized as follows:

                                                1999            1998           1997
                                                          (In thousands)
     Passbook                                 $  185          $  180         $  177
     NOW accounts                                 72              76             65
     Money market investment accounts            144              41              6
     Certificates of deposit                   1,140           1,199          1,178
                                              ------          ------         ------

                                              $1,541          $1,496         $1,426
                                              ======          ======         ======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

     Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

                                                 1999                1998
                                                       (In thousands)
     Less than one year                        $12,263             $ 9,518
     One year to three years                     4,342               5,068
     More than three years                       4,605               4,882
                                               -------             -------

                                               $21,210             $19,468
                                               =======             =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at September 30, 1999 by a pledge of certain residential mortgage loans totaling $1.2 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:


     INTEREST                     MATURING IN YEAR
     RATE                         ENDING SEPTEMBER 30,              1999                1998
                                                                       (Dollars in thousands)
     5.64% - 5.69%                         1999                     $ --              $1,500
     5.51%                                 2000                      500                  --
     9.25%                                 2001                      300                 300
                                                                    ----              ------

                                                                    $800              $1,800
                                                                    ====              ======

     Weighted-average interest rate                                 6.91%               6.27%
                                                                    ====                ====


NOTE H - FEDERAL INCOME TAXES

     Federal income taxes do not differ materially from the amounts computed at the statutory corporate tax rate for the fiscal years ended September 30, 1999, 1998 and 1997.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE H - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

    Taxes (payable) refundable on temporary                     1999         1998
    differences at statutory rate:                                (In thousands)
    Deferred tax assets:
      Deferred loan origination fees                           $   6         $ 50
      Difference between book and tax depreciation                --            3
      General loan loss allowance                                 81           71
      Retirement plans                                            18           16
      Unrealized losses on securities designated as
        available for sale                                        11           13
                                                               -----        -----
         Deferred tax assets                                     116          153

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                     (53)         (55)
      Difference between book and tax depreciation                (2)          -
      Percentage of earnings bad debt deduction                  (43)         (53)
      Accrual vs. cash basis of accounting                      (113)         (71)
                                                               -----        -----
         Deferred tax liabilities                               (211)        (179)
                                                               -----        -----

         Net deferred tax liability                            $ (95)       $ (26)
                                                               =====        =====

    The Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1999, include approximately $461,000 for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $115,000 at September 30, 1999. The Bank is required to recapture as taxable income approximately $190,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Bank has provided deferred taxes for this amount and will amortize the recapture of its bad debt reserve over a six year period, which commenced in fiscal 1998.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE I - LOAN COMMITMENTS

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 1999, the Bank had unused lines of credit totaling approximately $1.0 million. Additionally, the Bank had approximately $1.5 million of outstanding loan commitments under commercial lines of credit. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1999, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

    The Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    During the calendar year, the Bank was notified by its primary regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the table that follows.

    The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

    These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

    As of September 30, 1999 and 1998, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                          AS OF SEPTEMBER 30, 1999
                                                                                                  TO BE "WELL-CAPITALIZED"
                                                                FOR CAPITAL                       UNDER PROMPT CORRECTIVE
                                    ACTUAL                   ADEQUACY PURPOSES                       ACTION PROVISIONS
                                ---------------          --------------------------              --------------------------
                                AMOUNT    RATIO          AMOUNT               RATIO              AMOUNT               RATIO
                                                                  (Dollars in thousands)
    Total capital
    (to risk-weighted assets)   $4,947    17.9%    Greater than $2,245  Greater than 8.0%   Greater than $2,806  Greater than 10.0%

    Tier I capital
    (to risk-weighted assets)   $4,709    16.8%    Greater than $1,122  Greater than 4.0%   Greater than $1,683  Greater than  6.0%

    Tier I leverage             $4,709    10.9%    Greater than $1,733  Greater than 4.0%   Greater than $2,166  Greater than  5.0%

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE J - REGULATORY CAPITAL (continued)

                                                         AS OF SEPTEMBER 30, 1999
                                                                                               TO BE "WELL-CAPITALIZED"
                                                               FOR CAPITAL                     UNDER PROMPT CORRECTIVE
                                     ACTUAL                 ADEQUACY PURPOSES                     ACTION PROVISIONS
                                 ---------------        --------------------------            --------------------------
                                 AMOUNT    RATIO        AMOUNT               RATIO            AMOUNT               RATIO
                                                                 (Dollars in thousands)
    Total capital
    (to risk-weighted assets)    $4,474    19.8%   Greater than $1,808  Greater than 8.0%    Greater than $2,260  Greater than 10.0%

    Tier I capital
    (to risk-weighted assets)    $4,273    18.9%   Greater than $  904  Greater than 4.0%    Greater than $1,356  Greater than  6.0%

    Tier I leverage              $4,273    11.3%   Greater than $1,526  Greater than 4.0%    Greater than $1,907  Greater than  5.0%

    The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE K - STOCK OPTION PLAN

    The Board of Directors adopted a Stock Option Plan during fiscal 1997 that provided for the issuance of 52,900 shares of authorized, but unissued shares of common stock at fair value at the date of grant. The Plan provides for one-fifth of the shares granted to be exercisable on each of the Plan's first five anniversaries commencing in January 1997.

    The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLAN (continued)

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported at the pro forma amounts indicated below for the years ended September 30:

                                                               1999         1998        1997
    Net earnings (In thousands)         As reported            $325         $386        $385
                                                               ====         ====        ====

                                          Pro-forma            $325         $386        $377
                                                               ====         ====        ====

    Earnings per share
      Basic                             As reported            $.72         $.84        $.81
                                                               ====         ====        ====

                                          Pro-forma            $.72         $.84        $.79
                                                               ====         ====        ====

      Diluted                           As reported            $.70         $.80        $.81
                                                               ====         ====        ====

                                          Pro-forma            $.70         $.80        $.79
                                                               ====         ====        ====

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997: dividend yield of 7.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                              1999                        1998                       1997
                                                  WEIGHTED-                    WEIGHTED-                   WEIGHTED-
                                                    AVERAGE                      AVERAGE                     AVERAGE
                                                   EXERCISE                     EXERCISE                    EXERCISE
                                        SHARES        PRICE         SHARES         PRICE        SHARES         PRICE
Outstanding at beginning of year        52,900        $10.00        52,900        $15.00             --        $   --
Adjustment for return of capital
  distribution                              --            --            --         (5.00)            --            --
Granted                                     --            --            --            --         52,900         15.00
Exercised                                   --            --            --            --             --            --
Forfeited                                   --            --            --            --             --            --
                                        ------        ------        ------        ------         ------        ------

Outstanding at end of year              52,900        $10.00        52,900        $10.00         52,900        $15.00
                                        ======        ======        ======        ======         ======        ======

Options exercisable at year-end         21,160        $10.00        10,580        $10.00             --        $   --
                                        ======        ======        ======        ======         ======        ======
Weighted-average fair value of
  options granted during the year                        N/A                         N/A                       $ 1.68
                                                         ===                         ===                       ======



    The following information applies to options outstanding at September 30, 1999:

    Number outstanding                                               52,900
    Range of exercise prices                                         $10.00
    Weighted-average exercise price                                  $10.00
    Weighted-average remaining contractual life                   7.3 years

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of London Financial Corporation as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997.

                          LONDON FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

         ASSETS                                                                  1999           1998

     Cash and due from banks                                                   $    91         $   138
     Investment securities designated as available for sale - at market            127             121
     Loan receivable from ESOP                                                     296             339
     Investment in The Citizens Bank of London                                   4,709           4,273
     Accrued interest receivable                                                    17              16
     Prepaid expenses and other assets                                              25              40
                                                                               -------         -------

          Total assets                                                         $ 5,265         $ 4,927
                                                                               =======         =======

          LIABILITIES AND SHAREHOLDERS' EQUITY

     Other liabilities                                                         $    55         $    64

     Shareholders' equity
       Common stock                                                                 --              --
       Additional paid-in capital                                                2,086           2,010
       Retained earnings                                                         4,163           3,946
       Shares acquired by Management Recognition Plan                             (214)           (264)
       Treasury shares - at cost                                                  (803)           (803)
       Unrealized losses on securities designated as available
         for sale, net of related tax effects                                      (22)            (26)
                                                                               -------         -------
          Total shareholders' equity                                             5,210           4,863
                                                                               -------         -------

          Total liabilities and shareholders' equity                           $ 5,265         $ 4,927
                                                                               =======         =======

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION
         (continued)

                          LONDON FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Years ended September 30,
                                 (In thousands)

                                                          1999         1998          1997
     Revenue
       Interest income                                   $  30         $  48         $ 108
       Equity in earnings of subsidiary                    360           396           387
       Gain on investment securities transactions           --            71            40
                                                         -----         -----         -----
          Total revenue                                    390           515           535

     Expenses
       Interest expense on borrowings                       --            20            --
       General and administrative expenses                  85           115           151
                                                         -----         -----         -----
          Total expenses                                    85           135           151
                                                         -----         -----         -----

          Earnings before income tax credits               305           380           384

     Federal income tax credits                            (20)           (6)           (1)
                                                         -----         -----         -----

          NET EARNINGS                                   $ 325         $ 386         $ 385
                                                         =====         =====         =====

                          LONDON FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LONDON FINANCIAL CORPORATION
         (continued)

                          LONDON FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                            Years ended September 30,
                                 (In thousands)

                                                                         1999           1998           1997
     Cash provided by (used in) operating activities:
       Net earnings for the year                                        $ 325         $   386         $   385
       Adjustments to reconcile net earnings to net
       cash provided by (used in) operating activities
         Undistributed earnings of consolidated subsidiary               (360)             --            (387)
         Distributions from subsidiary in excess of earnings               --           1,551              --
         Gain on investment securities transactions                        --             (71)            (40)
         Amortization expense of stock benefit plans                       50             107              --
         Increase (decrease) in cash due to changes in:
           Prepaid expenses and other assets                               13             (27)            (13)
           Accrued interest receivable                                     (1)             (3)             18
           Other liabilities                                               (9)              9              21
                                                                        -----         -------         -------
             Net cash provided by (used in) operating activities           18           1,952             (16)

     Cash flows from investing activities:
       Purchase of investment securities designated as available
         for sale                                                          --            (248)             --
       Proceeds from repayment of loan to ESOP                             43              42              42
       Proceeds from maturities of investment securities                   --             502           1,000
       Proceeds from sale of investment securities                         --             266             145
                                                                        -----         -------         -------
             Net cash provided by investing activities                     43             562           1,187

     Cash flows from financing activities:
       Purchase of shares for Management Recognition Plan                  --              --            (315)
       Purchase of treasury shares                                         --            (521)           (282)
       Distributions paid on common stock                                (108)         (2,656)           (118)
                                                                        -----         -------         -------
             Net cash used in financing activities                       (108)         (3,177)           (715)
                                                                        -----         -------         -------

     Net increase (decrease) in cash and cash equivalents                 (47)           (663)            456

     Cash and cash equivalents at beginning of year                       138             801             345
                                                                        -----         -------         -------

     Cash and cash equivalents at end of year                           $  91         $   138         $   801
                                                                        =====         =======         =======

                          LONDON FINANCIAL CORPORATION
                                       AND
                           THE CITIZENS BANK OF LONDON
                             DIRECTORS AND OFFICERS
================================================================================
John J. Bodle                                      President
President
The Citizens Bank of London

John I. Andrix                                     Director
President
Andrix Insurance Agency

Rodney A. Bell                                     Director
Salesman
Buckeye Ford

Donovan D. Forrest                                 Director
President
Forest Trucking Company

Edward D. Goodyear                                 Director
Treasurer of Dispatch Printing Co.

Shirley C. Hansgen                                 Director
Attorney

Kennison A. Sims                                   Director
Owner-Operator
The Sims Construction Company

Steven C. Adams                                    Executive Vice President
Executive Vice President
The Citizens Bank of London

Joyce E. Bauerle                                   Vice President and Treasurer
Vice President
The Citizens Bank of London

Rebecca A. Lohr                                    Secretary
Secretary
The Citizens Bank of London